

CHILE AND SUBSIDIARIES

Consolidated Financial Statements as of

June 30, 2009, December 31 and June 30, 2008

TELEFÓNICA CHILE S.A. AND SUBSIDIARIES

(Translation of financial statements originally issued in Spanish – see Note 2)

CONTENTS

ThCh$:   Thousands of Chilean pesos



Ernst & Young Chile
Huérfanos 770, piso 5
Santiago
Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.ey.com/cl

Report of Independent Auditors
(Translation of a report originally issued in Spanish – see Note 2)

1. We have conducted a review of the interim consolidated financial situation of Telefónica Chile S.A. and subsidiaries as of June 30, 2009 and the corresponding interim consolidated comprehensive income statement for the six and three month periods ended June 30, 2009 and 2008, consolidated statement of changes in equity and consolidated cash flow statement for the six month periods ended as of these dates. Management is responsible for the preparation and fair presentation of these interim consolidated financial statements and their corresponding notes as stated in International Accounting Standard ("IAS") 34 "Interim Financial Reporting" described in the International Financial Reporting Standards ("IFRS"). Our responsibility is to issue a report about the interim financial situation based on our review. The attached Ratio Analysis and Significant Events do not form an integral part of these financial statements; therefore, this report does not extend to this information.

2. We have performed our review in accordance with generally accepted auditing standards established in Chile for an interim review of financial information. A review of interim financial situation primarily consists of applying analytical review procedures and inquiries of employees responsible for financial and accounting matters. The scope of our review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile the objective of which is to express an opinion on the financial statements, taken as a whole. Consequently, we are in no position to express an opinion on these interim consolidated financial statements.

3. Based on our review, we have are not aware of any significant adjustments that should be made to the interim consolidated financial mentioned in the first paragraph, in order to conform with IAS 34 "Interim Financial Reporting" described in the IFRS.

A member firm of Ernst & Young Global Limited



ERNST & YOUNG

4. Previously we have audited, in conformity with generally accepted auditing standards in Chile, the consolidated financial statements of Telefónica Chile S.A. and subsidiaries as of December 31, 2008 and the consolidated financial statements beginning January 1, 2008 and the corresponding consolidated income statements, statements of changes in equity and cash flow statements for the year ended December 31, 2008 which Management prepared as part of the Company's process of conversion to IFRS.



Andrés Marchant V.

ERNST & YOUNG LTDA.

Santiago, July 22, 2009

TELEFONICA CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As at June 30, 2009, December 31 and January 1, 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

ASSETS	Notes	06.30.2009	12.31.2008	01.01.2008
		ThCh$	ThCh$	ThCh$
CURRENT ASSETS				
Cash and cash equivalents	(7)	99,051,905	71,555,375	73,084,451
Financial assets at fair value with changes in income	(8)	88,049,931	13,228,981	13,273,715
Other current financial assets		64,081	64,081	59,081
Trade and other receivables, net	(9)	140,784,241	172,159,162	192,537,092
Accounts receivable from related companies	(10a)	27,425,993	28,301,797	19,781,435
Inventory , net	(11)	7,354,765	6,920,235	6,953,964
Derivative financial instruments	(12)	8,615,211	3,365,982	131,288
Prepayments		4,705,881	4,522,589	4,831,472
Prepaid taxes	(13c)	25,535,576	26,907,759	18,498,736
Assets of disposal group classified as held for sale	(17)	2,049,964	2,206,275	-
TOTAL CURRENT ASSETS		**403,637,548**	**329,232,236**	**329,151,234**
NON-CURRENT ASSETS				
Other non-current financial assets		4,700,403	3,817,060	3,314,158
Trade and other receivables, net	(9)	15,452,513	14,559,192	13,054,409
Investments in associates	(14)	5,348,739	5,739,831	4,449,217
Intangible assets, net	(15)	46,013,761	49,048,443	57,018,522
Property, plant and equipment, net	(16)	977,965,891	1,011,576,568	1,028,280,547
Deferred tax assets	(13b)	5,983,508	4,170,929	2,085,728
Derivative financial instruments	(12)	12,577,302	36,963,243	-
Prepayments		2,609,584	-	1,597,921
TOTAL NON-CURRENT ASSETS		**1,070,651,701**	**1,125,875,266**	**1,109,800,502**
TOTAL ASSETS		**1,474,289,249**	**1,455,107,502**	**1,438,951,736**

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements

TELEFONICA CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As at June 30, 2009, December 31 and January 1, 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

EQUITY AND LIABILITIES	Notes	06.30.2009	12.31.2008	01.01.2008
		ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES				
Interest-bearing loans	(20)	131,034,164	130,058,223	77,916,022
Trade and other payables	(23)	173,081,804	197,401,651	167,749,765
Accounts payable to related companies	(10b)	40,093,083	40,276,614	33,448,644
Provisions	(24)	7,120,095	7,072,336	16,230,842
Income tax payable		5,431,996	9,663,951	12,969,059
Deferred revenue	(21)	3,404,237	5,034,107	5,223,941
Post employment benefits obligations	(22a)	3,530,611	2,898,105	1,996,786
Derivative financial instruments	(12)	24,522,653	6,253,701	23,464,760
TOTAL CURRENT LIABILITIES		**388,218,643**	**398,658,688**	**338,999,819**
NON-CURRENT LIABILITIES				
Interest-bearing loans	(20)	356,421,918	339,944,454	310,968,960
Deferred tax liabilities	(13b)	64,191,014	64,899,374	87,467,723
Deferred revenue	(21)	4,787,973	3,930,500	4,153,591
Post employment benefits obligations	(22a)	42,878,285	42,464,712	30,838,659
Derivative financial instruments	(12)	12,293,635	470,129	45,373,745
TOTAL NON-CURRENT LIABILITIES		**480,572,825**	**451,709,169**	**478,802,678**
EQUITY				
Issued capital	(18a)	616,364,666	943,227,302	904,735,562
Other capital reserves	(18d)	(33,377,451)	(11,765,133)	(16,639,615)
Retained earnings (accumulated deficit)		22,483,417	(326,862,636)	(267,201,046)
Equity attributable to equity holders of the parent		605,470,632	604,599,533	620,894,901
Minority interests	(18e)	27,149	140,112	254,338
TOTAL EQUITY		**605,497,781**	**604,739,645**	**621,149,239**
TOTAL EQUITY AND LIABILITIES		**1,474,289,249**	**1,455,107,502**	**1,438,951,736**

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements

TELEFONICA CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

For the periods ended June 30, 2009 and 2008

(Translation of financial statements originally issued in Spanish – see Note 2)

	Notes	For the period between April 1 and June 30 2009 ThCh$	For the period ended June 30 2009 ThCh$	For the period between April 1 and June 30 2008 ThCh$	For the period ended June 30 2008 ThCh$
STATEMENTS OF COMPREHENSIVE INCOME					
Revenues	(25a)	169,556,793	344,155,543	180,209,074	357,489,263
Other operating income	(25a)	4,445,963	8,188,776	3,903,932	6,134,477
Employee expenses	(22b)	(25,993,668)	(49,744,118)	(25,327,301)	(47,497,911)
Depreciation and amortization	(15) (16)	(39,729,236)	(80,813,848)	(42,597,351)	(86,992,683)
Other miscellaneous operating expenses	(25a)	(88,980,124)	(181,783,328)	(99,396,168)	(193,177,138)
Net income (loss) due to drop in the non-current assets not held for sale		(1,298,816)	(2,221,540)	451,808	(727,860)
Financial costs, net	(25b)	(5,043,503)	(12,337,132)	(7,012,685)	(13,510,135)
Revenues from financial investments	(25b)	1,276,573	3,178,549	1,378,498	2,880,457
Participation in net income of associates	(14)	157,411	(396,873)	365,009	823,567
Foreign currency exchange differences		(1,898,340)	(646,947)	(2,932,420)	(6,115,196)
Profit before taxes		**12,493,053**	**27,579,082**	**9,042,396**	**19,306,841**
Income taxes	(13d)	(1,648,365)	(5,165,849)	(1,076,341)	(1,558,727)
PROFIT FOR THE YEAR		**10,844,688**	**22,413,233**	**7,966,055**	**17,748,114**
GAIN ATTRIBUTABLE TO HOLDERS OF INSTRUMENTS OF PARTICIPATION IN THE NET EQUITY OF THE CONTROLLER AND MINORITY PARTICIPATION					
Profit attributable to equity holders of the parent		10,930,547	22,483,417	8,063,657	17,925,986
Loss attributable to minority interests	(18e)	(85,859)	(70,184)	(97,602)	(177,872)
PROFIT FOR THE YEAR		**10,844,688**	**22,413,233**	**7,966,055**	**17,748,114**
EARNINGS PER SHARE	(19)				
COMMON SHARES					
Basic profit per share		0.0113	0.0234	0.0083	0.0185
DILUTED COMMON SHARES					
Diluted profit per share		0.0113	0.0234	0.0083	0.0185

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements

TELEFONICA CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the periods ended June 30, 2009 and 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

	For the period between April 1 and June 30	For the period ended June 30	For the period between April 1 and June 30	For the period ended June 30
	2009	**2009**	**2008**	**2008**
	ThCh$	**ThCh$**	**ThCh$**	**ThCh$**
STATEMENT OF OTHER COMPREHENSIVE INCOME				
GAIN	**10,844,688**	**22,413,233**	**7,966,055**	**17,748,114**
OTHER INCOME AND EXPENSES WITH A (CHARGE)/CREDIT TO NET EQUITY				
Cash flows hedge	(2,875,289)	1,042,844	2,277,018	1,405,354
Actuarial losses defined as pension plan benefits	-	-	(6,453,549)	(6,453,549)
Other net equity adjustments	3,928	6,583	-	-
Income tax related to components of other income and expenses with a (charge)/credit to net equity	(486,454)	178,424	(709,998)	(858,181)
Total other income and expenses with a (charge)/credit to net equity	**(2,384,907)**	**871,003**	**(3,466,533)**	**(4,190,014)**
TOTAL COMPREHENSIVE INCOME AND EXPENSES	**8,459,781**	**23,284,236**	**4,499,522**	**13,558,100**
INCOME FROM INTEGRAL REVENUES AND EXPENSES ATTRIBUTABLE TO :				
Income from integral revenues and expenses attributable to majority shareholders	8,545,640	23,354,516	4,597,196	13,736,044
Income from integral revenues and expenses attributable to minority participations	(85,859)	(70,280)	(97,674)	(177,944)
TOTAL INCOME FROM INTEGRAL REVENUES AND EXPENSES	**8,459,781**	**23,284,236**	**4,499,522**	**13,558,100**

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements

TELEFONICA CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the periods ended June 30, 2009 and 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

	Changes in issued capital	Changes in other reserves			Changes in retained earnings (accumulated deficit)	Total changes in net shareholders' equity attributable to holders of equity instruments net of the controller	Changes in minority participations	Total changes in net equity
	Ordinary shares	Reserves for proposed dividends	Unrealized gain or loss on hedge operations	Other miscellaneous reserves				
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At January 1, 2009	**943,227,302**	**-**	**(1,683,880)**	**(10,081,253)**	**(326,862,636)**	**604,599,533**	**140,112**	**604,739,645**
Income from comprehensive revenues and expenses	-	-	865,605	5,494	22,483,417	23,354,516	(70,280)	23,284,236
Dividends	-	(22,483,417)	-	-	-	(22,483,417)	-	(22,483,417)
Capitalization of IFRS adjustments	(326,862,636)	-	-	-	326,862,636	-	-	-
Other increases (decreases) in net equity	-	-	-	-	-	-	(42,683)	(42,683)
Changes in equity	**(326,862,636)**	**(22,483,417)**	**865,605**	**5,494**	**349,346,053**	**871,099**	**(112,963)**	**758,136**
At June 30, 2009	**616,364,666**	**(22,483,417)**	**(818,275)**	**(10,075,759)**	**22,483,417**	**605,470,632**	**27,149**	**605,497,781**
At January 1, 2008	**904,735,562**	**(10,856,131)**	**(1,429,252)**	**(3,799,009)**	**(267,756,269)**	**620,894,901**	**254,338**	**621,149,239**
Income from comprehensive revenues and expenses	-	-	-	-	3,000,854	3,000,854	(177,944)	2,822,910
Income from comprehensive revenues and expenses – IFRS adjustments	-	-	1,166,443	(5,356,385)	14,925,132	10,735,190	-	10,735,190
Dividends	-	(3,000,854)	-	-	-	(3,000,854)	-	(3,000,854)
Capital reduction	(39,243,440)	-	-	-	-	(39,243,440)	-	(39,243,440)
Other increases (decreases) in net equity	28,160,976	10,856,131	-	-	(30,378,027)	8,639,080	(11,771)	8,627,309
Changes in shareholders' equity	**(11,082,464)**	**7,855,277**	**1,166,443**	**(5,356,385)**	**(12,452,041)**	**(19,869,170)**	**(189,715)**	**(20,058,885)**
At June 30, 2008	**893,653,098**	**(3,000,854)**	**(262,809)**	**(9,155,394)**	**(280,208,310)**	**601,025,731**	**64,623**	**601,090,354**

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements

TELEFONICA CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT
For the periods ended June 30, 2009 and 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

	For the periods ended June 30,	
	2009	2008
	ThCh$	ThCh$
OPERATING ACTIVITIES		
Reconciliation of net income to net operating income:		
Net income	**22,413,233**	**17,748,114**
Participation in net income (loss) of investments in associates	(396,873)	823,567
Other decreases to be reconciled with net operating income	(533,034)	(1,691,360)
Adjustments to be reconciled with operating net income	(136,161)	(2,514,927)
Net operating income	**22,277,072**	**15,233,187**
Non-cash adjustments		
Depreciation	73,523,306	76,991,927
Amortization of intangible assets	7,290,542	10,000,756
Unrealized foreign currency exchange differences	(646,947)	(6,115,196)
Unrealized fair value gain (loss) on financial instruments	834,528	(6,790)
Net income from drop in non-current assets not held for sale	2,221,540	727,860
Provisions	16,698,727	17,422,529
Decreasein deferred tax liabilities	(6,134,824)	(10,307,689)
Other non-cash adjustments	1,762,183	3,230,338
Total non-cash adjustments	**90,730,813**	**102,554,115**
Total net cash flows before changes in working capital	**113,007,885**	**117,965,174**
Working capital adjustments:		
(Increase) decrease in assets		
Inventory	604,302	(180,250)
Trade and other receivables	(14,893,725)	(7,112,841)
Prepayments	183,292	(190,432)
Financial instruments designated as at fair value with changes in income	11,209,639	(9,086,770)
Other assets	4,176,581	3,899,338
(Increase) decrease in assets		
Trade and other payables	(23,788,789)	(29,762,062)
Deferred income	(1,629,870)	(3,346,202)
Taxes payable	(4,231,955)	(1,564,264)
Post employment benefits obligations	632,506	901,307
Other liabilities	2,296,668	5,154,449
Total working capital adjustments, net	**(28,001,529)**	**(15,945,817)**
NET CASH FLOWS FROM OPERATING ACTIVITIES	**85,006,356**	**102,019,357**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	777,793	2,785,181
Proceeds from sale of other financial assets	27,612,616	15,292,667
Income from dividends classified as from investment	-	433,661
Income from interest received classified as from investment	2,176,577	2,898,203
Payment to purchase investment properties	45,443,156	59,078,797
Other investment disbursements	91,223,927	13,397,490
NET CASH FLOWS USED IN INVESTING ACTIVITIES	**(106,100,097)**	**(51,066,575)**
FINANCING ACTIVITIES		
Income from issuance of other financial liabilities	126,801,699	-
Loans paid	(59,115,190)	(709,899)
Payment of income classified as financial	(13,359,038)	(11,713,077)
Payment of dividends by the reporting entity	(5,737,200)	(44,293,456)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	**48,590,271**	**(56,716,432)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**27,496,530**	**(5,763,650)**
CASH AND CASH EQUIVALENTS AT JANUARY 1	**71,555,375**	**73,084,451**
CASH AND CASH EQUIVALENTS AT JUNE 30	**99,051,905**	**67,320,801**

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements

TELEFÓNICA CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Translation of financial statements originally issued in Spanish – see Note 2)

1.   **Corporate information:**

Telefónica Chile S.A. (formerly Compañía de Telecomunicaciones de Chile S.A) and subsidiaries (or "the Company") provides telecommunications services in Chile, consisting of fixed telecommunications, television, long distance, corporate communications and other services. The Company is located in Santiago, Chile, at Avenida Providencia No. 111.

The Company is an open stock corporation that is registered with the Securities Registry under No. 009 and therefore is subject to supervision by the Chilean Superintendency of Securities and Insurance ("SVS")

On April 23, 2009, the Extraordinary Shareholders' Meeting agreed to change the name of "Compañía de Telecomunicaciones de Chile S.A" to "Telefónica Chile S.A."

Telefónica Chile S.A. is part of the Telefónica Group. Its parent company is Telefónica Internacional S.A., which is headquartered in Spain.

The consolidated financial statements of Telefónica Chile S.A. for the period ended June 30, 2009 were approved and authorized for issue at the Board of Directors Meeting held on July 22, 2009.

The subsidiary companies registered in the Securities Registry are detailed as follows:

| | | | Participation percentage (direct and indirect) | |
Subsidiary	Taxpayer number	Registration number	06.30.2009	12.31.2008
			%	%
Telefónica Larga Distancia S.A.	96,551,670-0	456	99.92	99.89
Telefónica Asistencia y Seguridad S.A. (1)	96,971,150-8	863	-	99.99

(1) On December 31, 2008 Telefónica Chile S.A absorbed subsidiary Telefónica Asistencia y Seguridad S.A, through the acquisition of the participation of Telefónica Gestión de Servicios Compartidos Chile S.A. in that company, equivalent to 0.001%, resulting in ownership of all the shares of that company by Telefónica Chile S.A.

2.   **Significant accounting principles:**

a)   **Accounting period**

The consolidated financial statements (hereinafter, "financial statements") cover the following periods: Balance Sheet for the period ended June 30, 2009 and December 31 and January 1, 2008; Statement of Changes in Equity for the periods ended June 30, 2009 and 2008; Comprehensive Income Statement for the intermediate periods from April 1 to June 30, 2009 and 2008 and for the six-month periods ended June 30, 2009 and 2008; and Cash Flow Statement for the six-month periods ended June 30, 2009 and 2008.

b)   **Basis of presentation**

The financial statements for January 1, June 30 and December 31, 2008, and their corresponding notes are shown comparatively in accordance with Note 2a. For the convenience of the reader these financial statements have been translated from Spanish to English.

TELEFÓNICA CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

2. **Significant accounting principles**, continued

c) **Basis of preparation**

The financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34) "Intermediate Financial Reporting", incorporated in International Financial Reporting Standards (IFRS as issued by the International Accounting Standards Board (IASB). The figures included in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company's functional currency. All values are rounded off in thousands of pesos, unless otherwise indicated.

d) **Basis of consolidation**

The financial statements of Telefónica Chile S.A. and its subsidiaries include assets and liabilities as of June 30, 2009 and as of January 1, and December 31, 2008, and equity, income and cash flows as of June 30, 2009 and 2008. Balances with related companies, income and expenses and unrealized net income and losses have been eliminated, and the participation of minority investors has been recognized under "Minority Participation (Note 18e).

The financial statements of the consolidated companies cover the periods ended on the same date as the individual financial statements of the parent company and have been prepared applying uniform accounting policies.

Minority participations represent the portion of net income or loss and net assets of certain subsidiaries of which the parent company is not the owner. They are presented separately in the consolidated statements of income and in equity, in the consolidated balance sheet, separately from equity.

The companies included in the consolidation are detailed as follows:

Taxpayer no.	Company name	Participation percentage			
		06.30.2009			12.31.2008
		Direct	Indirect	Total	Total
96,551,670-0	Telefónica Larga Distancia S.A.	99.92	-	99.92	99.89
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A. (1)	-	-	-	99.99
90,430,000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A.	99.99	-	99.99	99.99
96,811,570-7	Instituto Telefónica Chile S.A.	-	99.99	99.99	99.99

(1) On December 31, 2008 Telefónica Chile S.A absorbed subsidiary Telefónica Asistencia y Seguridad S.A, through the acquisition of the participation of Telefónica Gestión de Servicios Compartidos Chile S.A. in that company, equivalent to 0.001%, resulting in ownership of all the shares of that company by Telefónica Chile S.A.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

2. **Significant accounting principles**, continued

d) **Basis of consolidation**, continued

The summarized financial information as of June 30, 2009 for the companies included in consolidation is detailed as follows:

Taxpayer no.	Company name	Participation percentage	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Income (loss), net
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96,551,670-0	Telefónica Larga Distancia S.A.	0.999161950	144,894,449	84,147,826	229,042,275	33,851,456	7,716,062	41,567,518	47,107,280	13,092,238
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	0.999990000	5,559,100	3,430,242	8,989,342	5,146,856	2,611,479	7,758,335	6,732,020	275,826
74,944,200-k	Fundación Telefónica Chile	0.500000000	864,389	-	864,389	1,124,341	-	1,124,341	-	(162,318)
90,430,000-4	Telefónica Empresas Chile S.A.	0.999999998	58,991,044	53,675,994	112,667,038	40,871,591	3,086,988	43,958,579	48,650,692	1,023,623
78,703,410-1	Telefónica Multimedia Chile S.A.	0.999998000	40,954,008	51,574,605	92,528,613	94,327,169	1,237,197	95,564,366	22,604,836	(4,121,146)

The summarized financial information as of December 31, 2009 for the companies included in consolidation is detailed as follows:

Taxpayer no.	Company name	Participation percentage	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Income (loss), net
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96,551,670-0	Telefónica Larga Distancia S.A.	0.998752960	141,608,594	91,926,088	233,534,682	46,263,443	9,070,279	55,333,722	24,974,990	6,455,007
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	0.999990000	3,626,281	3,383,920	7,010,201	3,230,641	2,790,528	6,021,169	3,254,098	114,367
74,944,200-k	Fundación Telefónica Chile	0.500000000	1,119,355	-	1,119,355	1,216,990	-	1,216,990	2,337	(176,327)
90,430,000-4	Telefónica Empresas Chile S.A.	0.999999998	53,186,923	57,233,667	110,420,590	38,287,488	3,657,191	41,944,679	23,824,934	3,664,772
78,703,410-1	Telefónica Multimedia Chile S.A.	0.999998000	38,375,639	51,693,063	90,068,702	86,500,487	612,094	87,112,581	9,304,391	(1,521,565)

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

2.   **Significant accounting principles**, continued

   e) **Foreign currency translation**

   Assets and liabilities in US$ (United States dollars), euros, Brazilian real, UF (Unidades de Fomento) and JPY (Japanese Yen), have been converted to Chilean pesos using the observed exchange rates at the close of each period, detailed as follows:

Date	US$	EURO	REAL	JPY	UF
06-30-2009	531.76	746.33	270.71	5.52	20,933.02
12-31-2008	636.45	898.81	271.70	7.05	21,452.57
06-30-2008	526.05	828.16	328.93	4.95	20,252.71
01-01-2008	496.89	730.94	280.32	4.41	19,622.66

   Foreign currency exchange differences are recognized in income for the period under "Foreign currency exchange differences".

   f) **Financial assets and liabilities**

   All purchases and sales of financial assets are recognized at fair value on the negotiation date, which is the date on which the commitment to purchase or sell the asset occurs

   i) **Financial investments**

   Marketable financial assets, i.e. investments made in order to obtain short-term yields due to changes in prices, are classified within the category of "at fair value with changes in income" and are presented as current assets. This category is used for financial assets for which an investment and de-investment strategy is established. All financial assets included in this category are recorded at fair value, which is obtained from observable market data. The resulting gains or losses from variations in their fair value at each period-end are recognized in the income statement whether they are realized or not.

   ii) **Receivables**

   Receivables correspond to financial assets with fixed and determinable payments that are not traded in an active market. Trade receivables are recognized for the amount of the invoice and adjusted with an allowance for doubtful accounts.

   The allowance is calculated by applying different percentages based on age factors until 100% is reached for debts exceeding 120 days and other specific account analyses.

   Short-term trade receivables are not discounted. The Company has determined that the calculation of the amortized cost is the same as the invoiced amount since the transaction has no significant associated costs.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

2. **Significant accounting principles**, continued

f) **Financial assets and liabilities**, continued

iii) **Cash and cash equivalents**

Cash and cash equivalents recognized in the financial statements comprise cash and bank checking accounts, time deposits and other very liquid investments with an original maturity of three months or less. These items are recorded at their historical cost, which does not significantly differ from their realization value.

iv) **Interest-bearing loans**

Financial liabilities are valued at amortized cost using the effective interest rate method. Any difference between the cash received and the reimbursement value is imputed directly to income over the term of the agreement. Financial obligations are presented as non-current liabilities when their expiration term exceeds twelve months.

v) **Derivative financial instruments**

The Company uses derivative financial instruments to manage exposure to exchange rate and interest rate risks. The Company's objective in maintaining derivatives is to minimize these risks using the most effective method to eliminate or reduce the impact of these exposures.

Derivative financial instruments are carried at fair value, which normally coincides with the cost, and subsequently the book value is adjusted to fair value, presenting them as financial assets or as financial liabilities depending on whether the fair value is positive or negative, respectively. They are classified as current or non-current depending on whether they mature in less or more than twelve months. Likewise, derivative financial instruments that meet all requirements to be treated as hedge instruments for long-term items are presented as non-current assets or liabilities, according to their terms.

Hedging of the risk associated to the variation of the exchange rate of a firm committed transaction can be treated as a fair value hedge or of a cash flow hedge.

Changes in the fair value of derivatives that have been assigned as and fulfill the requirements to betreated as fair value hedge instruments are recognized in the income statement.

Changes in the fair value of derivatives that meet the requirements of and have been assigned as cash flow hedges, being that they are highly effective, are recognized in shareholders' equity. The part considered ineffective is imputed directly to income. When the forecast transaction or the firm commitment are recognized in the accounting records of a non-financial asset or liability, net income or losses accumulated in equity become part of the initial cost of the corresponding asset or liability. On the other hand, net income or losses previously recognized in equity are recognized to income in the same period in which the hedged transaction affects net income.

2.   **Significant accounting principles**, continued

f) **Financial assets and liabilities**, continued

v) **Derivate financial instruments,** continued

Initially the Company formally documents the hedge relationship between the derivative and the hedged item as well as the risk management objectives and strategies pursued when establishing the hedge. This documentation includes identification of the hedge instrument, the hedged item or operation and the nature of the hedged risk. Likewise, it states the manner for evaluating its level of effectiveness in compensating the exposure of the hedged element to changes, whether in its fair value or cash flows attributable to the risk being hedged. Evaluation of the effectiveness is prospective and retroactive, both at the beginning of the hedge relationship as well as systematically throughout the period for which it was designated.

The fair value of the derivatives portfolio reflects estimations that are based on calculations made using observable market data, and specific tools for valuation and management of the risk of derivatives widely used by various financial entities.

g) **Inventory**

Materials for consumption and replacement are valued at their weighted average cost, or net realization value, whichever is lower.

When cash flows related to inventory purchases are the object of an effective hedge, the corresponding net income or loss accumulated in shareholders' equity becomes part of the cost of the inventory acquired.

The value of products that are obsolete, defective or have a slow turnover has been reduced to their possible net realization value, which has been determined on the basis of a study of materials with slow turnover.

h) **Assets of disposal group classified as held for sale**

Assets of disposal group classified as held for saleare measured at the lower of the book and fair values, less the cost to sell. Assets are included in this heading when the book value can be recovered through a sales transaction which is highly likely to take place and when they are immediately available in their present condition. Management must be committed to a plan to sell the asset and must have actively begun a program to find a buyer and complete the plan. Likewise, it must be expected that the sale will qualify for full completion within a year following its classification date.

Property, plant and equipment classified as held for sale is not depreciated

2. **Significant accounting principles**, continued

i) Impairment of non-current assets

At each period-end the existence of possible impairment of non-current assets other then goodwill is evaluated. Should such indications exist, the Company estimates the recoverable value of the asset, which is the greater of fair value less cost to sell or value in use. Such value in use is determined through discounting estimated future cash flows. When an asset's recoverable value is below its net book value, impairment is considered to exist.

In order to calculate impairment, the Company estimates the profitability of assets assigned to the different cash generating units based on the expected cash flows.

The discount rates used are determined before taxes and are adjusted by the corresponding country risk and business risk. Thus, in 2009 and 2008 the rate used was 12%. No impairment adjustments were made in 2009 and 2008.

j) Leases

Leased assets for which the renter maintains a significant part of the risks and benefits inherent to the rented property are considered operating leases. Payments made under agreements of this nature are charged to the income statement account in a straight-line method over the term of the lease.

Leased assets for which the significant risks and benefits characteristic of the leased property are transferred to the Company are considered financial leases and the asset and the associated debt are recorded at the beginning of the term of the lease for the amount of the fair value of the leased asset or the present value of the minimum agreed installments, whichever is lower. Financial costs are charged to the income statement account over the life of the agreement. Depreciation of these assets is included in total depreciation of the Property, plant and equipment heading. The Company carries out procedures to determine whether an arrangement contains a lease. At 2009 and 2008 period-end, no embedded leases were identified.

k) Income taxes

The income tax expense for each year comprises current and deferred income taxes.

Tax credits and liabilities for the current period and prior periods are measured at the estimated amount recoverable or payable to the tax authorities. The Company uses the tax rates and government regulations current as of each period-end to calculate those amounts, which for 2009 and 2008 is 17%.

The deferred tax amount is obtained from analyzing temporary differences that arise due to differences between the tax and book values of assets and liabilities, mainly allowance for doubtful accounts, depreciation of property, plant and equipment, staff severance indemnities and tax losses. Under Chilean tax regulations tax loss carry forwards can be realized as future tax benefits with no time restrictions.

Under Chilean tax regulations, the tax loss from prior years can be used in the future as a tax benefit without expiration.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

2. **Significant accounting principles**, continued

k) **Income taxes**, continued

Temporary differences generally become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of tax payable or refundable in future years under the currently enacted tax laws and rates as a result of temporary differences at the end of the current year.

Deferred tax assets and liabilities are not discounted at their current value and are classified as non-current.

l) **Investment in related companies**

The Company's investment in the companies over which it exercises significant influence without exercising control is recorded using the equity method. The investment is recorded initially at cost, and its book value is modified based on the participation in the income of the associated company at each year-end. If it records net income or losses directly in its net equity, the Company also recognizes the participation corresponding to it in those items.

m) **Intangibles**

The following concepts are classified in this heading:

Goodwill

Goodwill represents the surplus of the acquisition cost in comparison to the fair value as of the acquisition date of identifiable assets, liabilities and contingent liabilities acquired. After initial recognition, goodwill is recorded at cost less any accumulated impairment loss.

The Company tests goodwill impairment annually and when there are indicators that the net carrying amount might not be fully recoverable. The impairment test which is based on fair value is performed for each cash generating unit for which the goodwill has been allocated. If that fair value is less than the carrying amount, an irreversible impairment loss is recognized in the income statement.

Software licenses and rights to use underwater cable

Software licenses and rights to the use of underwater cable are recorded at acquisition or production cost, less accumulated amortization and less any accumulated impairment loss.

Software licenses and rights to use underwater cable have defined useful lives and are amortized over their estimated useful lives. As of the balance sheet date there is an analysis as to whether there are events or changes that indicate that the net book value might not be recoverable, case in which impairment tests will be performed.

The methods and periods of amortization applied are reviewed at each year-end and, if necessary, are adjusted in a prospective manner.

2. **Significant accounting principles**, continued

m) Intangibles, continued

The Company amortizes intangibles assets on a straight line basis over the following estimated useful lives: 3 years for software licenses and a maximum of 15 years for rights to underwater cable.

n) Property, plant and equipment

Property, plant and equipment items are valued at acquisition cost, less accumulated depreciation and applicable impairment losses. Land is not depreciated.

Acquisition cost includes external costs plus internal costs comprising consumption of warehouse materials, cost of direct labor used in the installation and imputation of indirect costs necessary for the intended use of the asset.

Interest and other financial costs incurred and directly attributable to the acquisition or construction of qualifying assets, may be capitalized. Qualifying assets, under the criteria of the Telefónica Group, are assets that require at least 18 months of preparation for their use or sale. At year-end 2007 and 2008 there are no capitalized interests.

Costs for improvements that result in increased productivity, efficiency, or extension of the useful lives of assets, are capitalized as higher cost of such assets when they comply with the requirements to be recognized as an asset.

Repair and maintenance expenses are charged to the income statement account for the year in which they are incurred.

o) Depreciation of property, plant and equipment

The Company depreciates property, plant and equipment from the moment in which the assets are in a condition to be used, distributing the cost of assets in a straight-line method over the estimated useful lives. The Company's average annual financial depreciation rate is approximately 8.77% for 2009 and 7.79% for 2008.

The estimated useful lives are detailed as follows:

Assets	Minimum life or rate	Maximum life or rate
Buildings and components	40	40
Plant and equipment:		
Central office telephone equipment	7	12
External plant	20	20
Subscribers' equipment	2	7
Information technology equipment	4	4
Fixed installations and accessories	7	7
Motor vehicles	7	7
Leasehold improvements	5	5

Estimated residual values, the depreciation methods and useful lives applied are reviewed at each year-end and, if applicable, are adjusted in a prospective manner.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

2. **Significant accounting principles**, continued

p) **Provisions**

i) **Post-employment benefits**

The Company is obligated to pay staff severance indemnities pursuant to collective negotiation agreements, which are provisioned using the method of actuarial value of the accrued cost of the benefit, using an annual discount rate of 4.8% as of June 30, 2009 and of 6% as of March 31, 2008, respectively, as detailed in Note 4, considering estimations such as future permanence, employee mortality rate and future salary increases determined on the basis of actuarial calculations. Discount rates are determined by reference to market interest curves.

ii) **Other provisions**

Provisions are recognized when the Company has a present legal or constructive obligation, as a consequence of a past event, whose settlement requires an output of resources that is considered probable and can be reliably estimated. That obligation can be legal or implied, derived from, among other factors, regulations, contracts, habitual practices or public commitments that create valid third-party expectations that the Company will assume certain liabilities.

q) **Revenues and expenses**

Revenues and expenses are recognized in the income statement on an accrual basis, i.e. to the extent that it is probable that economic benefits will flow to the Company and can be reliably measured, regardless of the moment at which the financial payment or financing derived from it is generated.

The Company's revenues are produced mainly by providing the following telecommunications services: traffic, connection charges, monthly fees for the use of the network, interconnection, network and equipment rental, sale of equipment and other services, such as value added services (data or text messaging, among others) or maintenance. Products and services can be sold separately or jointly, in commercial packages.

Income from traffic is based on the call initiation establishment tariff plus tariffs per call, which vary depending on the time consumed by the user, the distance of the call and type of service. Traffic is recorded as income as income as it is used. The amount corresponding to traffic that has been pre-paid and is pending use generates deferred income which is recorded in liabilities. Prepaid cards usually have an expiration period of up to twelve months, and any unused prepaid traffic is recognized directly in income when the card expires, since as of that moment the Company has no remaining obligations to provide the service.

In the case of sale of traffic, as well as of other services, through a fixed tariff for a certain period of time (flat rate), income is recognized using the straight-line method over the period of time covered by the rate paid by the customer.

Income from connection charges generated when customers connect to the Company's network is deferred and recognized in income over the average estimated term of the duration of the relationship with the customer and varies depending on the type of service. All associated costs, except those related to extension of the network and administrative and commercial expenses are recognized in the income statement when they are incurred.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

2. **Significant accounting principles**, continued

p) **Revenues and expenses,** continued

Monthly fees are recognized in income using the straight-line method in the corresponding period. Rentals and other services are recognized in income as the service is provided.

Income from interconnection of fixed-mobile and mobile-fixed calls, as well as from other services used by customers, are recognized in the period in which those calls are made.

Commercial package offers that combine different elements, in the areas of telephone service, internet and television, are analyzed to determine whether it is necessary to separate the different elements identified, applying in each case the appropriate revenue recognition criteria. Total income from the package is distributed among its identified elements by function of their respective fair values (i.e. the fair value of each individual component in relation to the total fair value of the package).

All expenses related to these mixed commercial offers are recognized in the income statement as they are incurred.

r) **Significant estimates**

Below we show the main assumptions, judgments and other relevant sources of uncertainty in the estimations made as of the closing date, which could have a significant effect on the financial statements in the future.

i) **Property, plant and equipment and intangible assets**

The accounting treatment of investment in property, plant and equipment and other intangible assets considers estimations made to determine the useful lives used to calculate depreciation and amortization.

Determination of useful lives requires estimations regarding expected technological evolution and alternate uses of the assets. The hypothesis regarding the technological framework and its future development implies a significant degree of judgment as the moment and nature of future technological changes are hard to foresee.

ii) **Deferred taxes**

The Company evaluates the recoverability of deferred tax assets based on estimations of future income. That recoverability depends in the last instance on the Company's capacity to generate taxable income throughout the period in which the deferred tax assets are deductible. The analysis takes into consideration the foreseen schedule for reversal of deferred tax liabilities as well as estimated taxable profits on the basis of internal projections which are updated to reflect the most recent operating trends.

Determination of the adequate classification of tax items depends on various factors including estimation of the time and realization of deferred tax assets and the expected amount of tax payments. Actual income tax collection and payment flows could result in an amount different than the estimations made by the Company as a consequence of changes in government legislation or unforeseen future transactions that could affect tax balances.

2.   **Significant accounting principles**, continued

r)   **Significant estimates,** continued

iii) Provisions

Due to the uncertainties inherent to the estimations necessary to determine the amount of provisions, real disbursements could differ from the amounts originally recognized on the basis of the estimations made.

The amount to be provisioned is determined on the basis of the best estimation of disbursements that will be necessary to cover the corresponding obligation, taking into consideration all the information available as of the closing date, including the opinion of independent experts such as legal advisors and consultants.

iv) Recognition of revenues: Agreements that combine more than one element

Commercial package offers that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, applying the appropriate revenue recognition criteria in each case. Total income from the package is distributed among its identified elements based upon their respective fair values.

Determination of the fair values of each of the elements identified implies the need to perform complex estimations due to the nature of the business.

A change in the estimation of the relative fair value could affect the distribution of revenues among the components and, as a consequence of this, revenues for future years.

v)   Post-employment benefits

The cost of defined benefit post retirement plans as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, future salary increases, mortality rates and future pension increases. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the country with an AA rating. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Further details about the assumptions used are given in Note 22.

vi) Financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair values of financial instruments.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

2.   **Significant accounting principles**, continuación

s)   **Methods of consolidation**

Consolidation has been carried out by applying the following methods of consolidation: Global integration method for companies over which control is exerted, whether through effective dominion or due to the existence of agreements with the rest of the shareholders.

All balances and transactions between consolidated companies have been eliminated in the consolidation process. Likewise the margins included in the transactions performed by companies that are dependent on other Company companies for goods or services that can be capitalized have been eliminated in the consolidation process.

The consolidated income statement and the consolidated cash flow statement gather, respectively, the revenues and expenses and cash flows of the companies that stop forming part of the Company up to the date on which the participation has been sold or the company has been liquidated.

The value of the participation of minority shareholders in the equity and income of the dependent companies consolidated through global integration is presented under "Minority Participations" and "Income Attributable to Minority Participations", respectively.

s)   **New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)**

IFRS improvements and modifications, as well as interpretations that have been published in the period are detailed as followed. As of the closing date, these standards are still not in effect, and the Company has not applied any of them in advance.

Improvements and modifications		**Mandatory application date**
Modification of IFRS 2	Share-based payments	July 1, 2009
Improvement of IFRS 5	Non-current assets held for sale and discontinued operations	January 1, 2010
Improvement of IFRS 8	Operating segments	January 1, 2010
Modification of IAS 1	Financial statement presentation	January 1, 2010
Modification of IAS 7	Statement of cash flows	January 1, 2010
Modification of IAS 17	Rentals	January 1, 2010
Improvement of IAS 36	Impairment of assets	January 1, 2010
Improvement of IAS 38	Intangible assets	July 1, 2009
Modification of IAS 39	Financial instruments: recognition and measurement	January 1, 2010
Interpretations		**Mandatory application date**
Modification of IFRIC 9	New evaluation of embedded derivatives	July 1, 2009
Modification of IFRIC 16	Hedging net investment in foreign operations	July 1, 2009

3. First-time application of IFRS

Telefónica Chile prepared financial statements in accordance with the generally accepted accounting principles in Chile (Chilean GAAP) up to the year ended December 31, 2008. These financial statements as of June 30, 2009 have been prepared under IFRS comparative to 2008.

The Company has presented financial information to its parent company in Spain under IFRS, for consolidation purposes, since the year ended December 31, 2005, considering January 1, 2004 as the transition date.

Transition of the consolidated financial statements of Telefónica Chile to IFRS has been carried out through the application of IFRS 1: First-time adoption of International Financial Reporting Standards, applying the exemption provided in paragraph 24 a), and considering first-time application adjustments retroactively from the date adopted by the parent company, Telefónica S.A., i.e. January 1, 2004.

IFRS 1 allows first-time adopters certain exemptions from general requirements. The main exceptions applied by Telefónica Chile are detailed as follows:

- IFRS 3: Business Combinations has not been applied to the acquisition of subsidiaries or interest in associates that occurred prior to January 1, 2004.

- IAS 16: Property, plant and equipment and IAS 38: Intangible assets continued to be carried at their respective carrying amounts (deemed cost) under former Chilean GAAP without restating them to fair value at January 1, 2004.

- IAS 19: Actuarial gains and losses accumulated from pensions and other benefits have been recognized directly in retained earnings as of January 1, 2004

- IAS 21: Accumulated foreign currency translation from all foreign operations are considered to be zero as of January 1, 2004

The preparation of our consolidated financial statements under IFRS required a series of modifications in the presentation and valuation of the standards applied by the Company until December 31, 2008, since certain IFRS principles and requirements are substantially different from equivalent local accounting principles.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

3. First-time application of IFRS, continued

The following is a detailed description of the main differences between the two standards applied by the Company and the impact on equity as of June 30, 2008 and on net income for the intermediate period from April 1 to June 30, 2008,and for the period ended June 30, 2008.

a) **Reconciliation of equity under Chilean GAAP and IFRS as of June 30, 2008.**

Thousands of Chilean pesos	Equity As of 06.30.08
Equity according to Chilean GAAP	**893,653,098**
Price-level restatement	(216,045,786)
Deferred taxes, complementary accounts	(66,868,846)
Capitalization of interest	(43,283,734)
Minimum dividend	(3,000,854)
Post-employment benefits	(12,540,758)
Deferred taxes due to IFRS adjustments	40,463,866
Goodwill	6,747,724
Other minor items	1,885,596
Minority interests	15,424
Equity according to IFRS	**601,025,730**

b) **Reconciliation of net income under Chilean GAAP and IFRS for the intermediate period from April 1 to June 30, 2008 and the six-month period ended June 30, 2008.**

Thousands of Chilean pesos	Profit for the period 04.01.08 to 06.30.08	Profit for the period ended 06.30.08
Net income according to Chilean GAAP	**1,956,122**	**3,000,854**
Price-level restatement	(3,942,549)	(1,229,196)
Deferred taxes, complementary accounts	3,433,174	6,709,044
Capitalization of interest	1,934,814	3,872,447
Post-employment benefits	205,650	411,300
Deferred taxes due to IFRS adjustments	3,225,500	3,763,592
Goodwill	413,107	803,201
Other minor items	841,875	600,500
Minority interests	(4,036)	(5,756)
Profit according to IFRS	**8,063,657**	**17,925,986**

3. **First-time application of IFRS**, continued

c) **Explanations of the main differences**

i) **Price-level restatement**

Chilean GAAP requires that the financial statements be adjusted to reflect the effect of the loss in the purchasing power of the Chilean peso in the financial position and operating income of the reporting entities. The method described below is based on a model that requires calculation of net income or loss due to net inflation attributed to the monetary assets and liabilities exposed to variations in the purchasing power of the local currency. Historical costs of non-monetary assets and liabilities, shareholders' equity accounts and income statement accounts have been restated to reflect the variation in the Consumer Price Index (CPI) from the date of acquisition up to year-end. The gain or loss in the purchasing power included in net income or losses reflects the effects of Chilean inflation on the monetary assets and liabilities maintained by the Company.

IFRS does not consider indexation due to inflation in countries that are not hyperinflationary, such as Chile. Therefore, income statement and balance sheet accounts are not restated for inflation purposes, and variations are nominal. The effect of price-level restatement mainly affects assets, depreciation and shareholders' equity items. The effects of the application of price-level restatement described above are included in the reconciliation.

ii) **Deferred taxes, complementary accounts**

As of January 1, 2000, the company records income tax in accordance with current provisions as of that date, recognizing (using the liabilities method) the effect of deferred taxes for temporary differences between the financial and tax base of assets and liabilities. The effects of deferred tax assets and liabilities not recorded prior to January 1, 2000, were recorded as a transition provision for each heading. Those complementary assets or liabilities are amortized against income during the estimated periods of reversal corresponding to underlying temporary differences to which deferred tax assets or liabilities are related. The effects of the complementary accounts described above are included in the reconciliation.

iii) **Capitalization of interest**

Under Chilean GAAP, all interest on debt directly associated to construction projects is capitalized including interest, price-level restatement, and related foreign currency results. Up to the end of 2002, all the Company's debts were considered to be directly associated with construction projects. Capitalization of interest costs associated with projects under construction is optional when they are incurred on debt that is not directly related to such projects. In 2003 under Chilean GAAP, the Company discontinued capitalization of interest on its construction in progress since it has not incurred new debts that could be associated with such construction and the short-term nature of the items that are currently being included in the category of construction in progress. Under IFRS, capitalization of interest is necessary for interest that could have been avoided if the expense for the associated asset had not been realized. Qualifying assets, under the criteria of the Telefónica Group, are assets that require at

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

3. **First-time application of IFRS**, continued

c) **Explanations of the main differences**, continued

iii) **Capitalization of interest,** continued

least 18 months of preparation for their use or sale. The effects of the previously described recognized income are included in the reconciliation.

The effects of the application of price-level restatement described in the paragraph i) Property, plant and equipment and their accumulated depreciation are included in the reconciliation.

iv) **Minimum dividend**

In accordance with the requirements of Law No. 18,046, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Considering the cash situation, projected investment levels and the solid financial indicators for 2005 and following years, on April 14, 2005, the Ordinary Shareholders' Meeting modified the dividend distribution policy and agreed to distribute 100% of net income generated during the respective year. For IFRS purposes, it must be accrued to recognize the corresponding decrease in equity as of each balance sheet date. Under the previous regulations, these dividends were not recorded until they had the final approval of the Shareholders' Meeting held generally in April of the following year. The effects of the adjustment of these dividends in consolidated equity are shown in the reconciliation.

v) **Post-employment benefits**

In employment contracts and collective negotiation agreements the Company has committed to making a lump payment to each employee upon termination of his or her employment, whether due to death, termination, resignation, or retirement. Up to November 30, 2004 the Company determined these obligations using the present value method, on the basis of current salaries and an estimation of the average working life of each employee at the end of the year, applying a 7% discount rate.

As of December 2004 the Company changed its estimation method by incorporating certain additional variables through an actuarial valuation. This method uses variables such as personnel turnover ratios, average salary increase, workforce mortality and average years of service as underlying estimations. In previous years, the costs resulting from these changes in estimations were recognized as deferred expenses and amortized over the period of future permanence of the employees. For IFRS purposes, those costs were recognized directly in retained earnings on that date. The effects of amortization of the deferred charges described above are included in the reconciliation.

During 2006, the Company evaluated the interest rate used for actuarial calculations, which resulted in a reduction of the discount rate to 6%. The cost resulting from this additional hypothesis change was deferred and amortized over the period of future permanence of employees. For IFRS purposes, those costs have been adjusted against Other Reserves in Equity.

This adjustment as well as the effects of the amortizations of the deferred described charges previously, they are included in the reconciliation.

3.   **First-time application of IFRS**, continued

c)   **Explanations of the main differences**, continued

vi)   **Effect of deferred taxes due to IFRS adjustments**

Under IFRS, companies must record deferred taxes in accordance with IAS 12 "Income Taxes", which requires a focus on assets and liabilities for the accounting and reporting of income tax under the following basic principles: (a) a deferred tax liability or asset is recognized for estimated tax purposes attributable to temporary differences and tax loss carry forwards; (b) measurement of deferred tax assets and liabilities is based on the provisions of the enacted tax law, and the effect of future changes in laws or tax rates are not anticipated; and (c) the measurement of deferred tax assets is only recognized if on the basis of the weight of the available evidence it is probable it will be realized. The effects of deferred tax assets and liabilities adjustments due to conversion are included in the reconciliation.

vii) **Goodwill**

Since January 1, 2004, assets acquired and liabilities assumed are recorded at fair value, and the surplus of the purchase price of the investment over the fair value is recorded as goodwill. Under the previous standards, resulting goodwill is amortized using the straight-line method over a maximum period of 20 years. The adjustment presented in the reconciliation reverses the effects of amortization of goodwill not accepted under IFRS.

4.   **Accounting changes**

a)   **Accounting changes**

During the periods covered by these consolidated financial statements, accounting principles have been applied consistently.

b)   **Changes in estimations**

i) **Turnover rate**

During the first half of 2008 the turnover rate used to calculate staff severance indemnities was evaluated. After completing this evaluation, the Company decided to increase the turnover rate from 2.3% to 5.5%. As a result of this modification, in 2008 the Company recorded a charge to equity in the amount of ThCh$5,356,385 presented in Other Miscellaneous Reserves.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

4. <u>**Accounting changes**</u>, continued

    b) **Changes in estimations**, continued

        ii) Discount rate

The interest rate used to calculate the current value of staff severance indemnities was evaluated in December 2008. After completing this analysis the Company decided to reduce the discount rate from 6% to 4.8%. As a result of this modification, the Company recorded a net charge to Equity in the amount of ThCh$ 4,004,377 presented in Other Miscellaneous Reserves.

5. <u>**Financial information by segments**</u>

Telefónica Chile discloses segment information in accordance with IFRS 8, "Operating Segments" which establishes the standards for reporting operating segments and related disclosures for products and services and geographical areas. Operating segments are defined as components of an entity for which there is separate financial information that is regularly used by the main decision maker to decide how to assign resources and evaluate performance. The Company presents segment information that is used by management for internal decision making purposes.

The Company manages and measures the performance of its operations by business segment. The operating segments reported internally are detailedas follows:

    a) **Fixed telephony**

Fixed telephony services include primary services, line connections and installations, value added services, commercialization of handsets and dedicated lines. According to the financial statements, revenue is recognized as the services are rendered or the equipment is sold.

    b) **Television**

Multimedia services include development, installation, maintenance, marketing and operations cable, satellite and regular television using any physical or technical means, including individual paid services or multiple basic channels, special or paid, videos on demand and interactive or multimedia television services. Consistent with the financial statements, revenue is recognized as the services are delivered. The multimedia segment began operating in 2006.

    c) **Long distance**

The Company provides national and international long distance services. The long distance business segment also rents its long distance network to other telecommunications operators, such as long distance carriers, mobile telephony operators and internet service suppliers. Consistent with the financial statements, revenue is recognized as the services are provided.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

5. **Financial information by segments**, continued

d) Corporate communications and data

The corporate communications service includes sale and rental of telecommunications equipment and sale of networks to corporate customers, rental of networks associated to private corporate customer network projects, and data transmission services. Revenue is recognized as the services are provided or at the point of sale.

e) Other

Includes logistics, personnel and management services as well as social action and cultural activities.

Relevant information regarding Telefónica Chile S.A. and its main subsidiaries, which represent different segments, together with information regarding other subsidiaries is detailed as follows:

For the period ended June 30, 2009	Fixed telephony ThCh$	Long distance ThCh$	Corporate communications and data ThCh$	Television ThCh$	Other ThCh$	Eliminations ThCh$	Total ThCh$
Revenue from external customers	250,140,673	26,716,965	43,842,288	22,604,836	850,781	-	344,155,543
Revenue between segments	37,141,511	19,930,315	4,808,404	-	5,881,239	(67,761,469)	-
Financial income	4,948,266	1,804,017	2,101	3,514	7,767	(3,587,116)	3,178,549
Financial costs	14,146,658	-	346,826	1,380,520	50,244	(3,587,116)	12,337,132
Financial income, net segment	**(9,198,392)**	**1,804,017**	**(344,725)**	**(1,377,006)**	**(42,477)**	**-**	**(9,158,583)**
Depreciation and amortization	59,810,343	5,858,384	7,618,739	7,523,926	2,456	-	80,813,848
Other operating revenues	7,788,041	460,000	-	-	186,525	(245,790)	8,188,776
Significant expense items							
Provisioning	58,903,914	18,916,296	8,839,086	11,199,068	2,242	(25,470,642)	72,389,964
Personnel expenses	42,122,649	339,757	4,699,892	224,046	2,408,037	(50,263)	49,744,118
Traffic provision variation	15,214,637	1,430,537	63,898	-	(12,237)	50,332	16,747,167
Other exterior services	86,775,491	4,962,102	25,760,789	7,210,418	4,193,483	(42,349,181)	86,553,102
Other operating expenses	6,558,257	275,484	266,406	1,338,513	63,480	(187,505)	8,314,635
Total significant expense items	**209,574,948**	**25,924,176**	**39,630,071**	**(4,121,146)**	**6,655,005**	**(68,007,259)**	**233,748,986**
Company's participation in the income of associates and joint businesses accounted for using the equity method	9,801,221	(6,468)	(13,211)	-	(8)	(10,178,407)	(396,873)
Income tax expense (income)	3,026,134	2,649,482	258,195	(832,758)	64,796	-	5,165,849
Total other significant non-cash items	(778,212)	(1,380,549)	237,872	1,314,237	29,889	-	(576,763)
Net income (loss)	**22,483,417**	**13,092,238**	**1,023,623**	**(4,121,146)**	**183,692**	**(10,178,407)**	**22,483,417**
Segment assets	1,575,171,277	229,042,275	112,667,038	92,528,613	9,853,731	(544,973,685)	1,474,289,249
Amount in associates and joint businesses accounted for using the equity method	262,340,624	87,167	178,044	-	-	(257,257,096)	5,348,739
Disbursement of non-cash assets of the segment	32,907,081	202,985	4,490,356	7,852,734	-	-	45,443,156
Segment liabilities	969,700,646	41,567,518	43,958,579	95,564,366	8,882,676	(290,882,316)	868,791,469

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

5.   **Financial information by segments,** continued

For the period ended June 30, 2008	Fixed telephony ThCh$	Long distance ThCh$	Corporate communications and data ThCh$	Television ThCh$	Other ThCh$	Eliminations ThCh$	Total ThCh$
Revenue from external customers	268,617,174	27,134,750	41,850,370	18,754,366	1,132,603	-	357,489,263
Revenue between segments	30,954,919	21,247,544	5,859,780	-	5,360,459	(63,422,702)	-
Financial income	4,640,457	2,423,899	469,616	24,447	3,528	(4,681,490)	2,880,457
Financial costs	16,331,449	-	-	1,815,609	44,567	(4,681,490)	13,510,135
Financial income, net segment	**(11,690,992)**	**2,423,899**	**469,616**	**(1,791,162)**	**(41,039)**	**-**	**(10,629,678)**
Depreciation and amortization	68,275,387	5,356,612	8,153,814	5,204,623	2,247	-	86,992,683
Other operating revenues	4,721,958	25,757	1,554,685	-	-	(167,923)	6,134,477
Significant expense items							
Provisioning	72,368,718	22,194,045	21,507,928	8,702,603	106,478	(40,429,061)	84,450,711
Personnel expenses	41,641,455	501,317	4,633,139	137,815	2,372,472	(1,788,287)	47,497,911
Traffic provision variation	15,661,723	912,200	879,276	(80,376)	36,087	13,619	17,422,529
Other exterior services	86,592,041	4,717,055	6,525,128	5,742,782	4,033,774	(21,212,803)	86,397,977
Other operating expenses	2,854,242	307,478	839,830	1,689,136	117,189	(174,093)	5,633,782
Total significant expense items	**219,118,179**	**28,632,095**	**34,385,301**	**16,191,960**	**6,666,000**	**(63,590,625)**	**241,402,910**
Company's participation in the income of associates and joint businesses accounted for using the equity method	18,687,542	13,179	26,918	-	9	(17,904,081)	823,567
Income tax expense (income)	(179,129)	2,244,872	358,413	(894,636)	29,207	-	1,558,727
Total other significant non-cash items	(6,150,178)	174,183	(52,525)	(130,102)	203,762	17,536	(5,937,324)
Net income (loss)	**17,925,986**	**14,785,733**	**6,811,316**	**(3,668,845)**	**(41,660)**	**(17,886,545)**	**17,925,985**
Segment assets	1,569,645,322	207,939,241	112,001,458	67,038,194	6,209,404	(495,336,551)	1,467,497,068
Amount in associates and joint businesses accounted for using the equity method	268,030,305	72,572	171,249	159	-	(261,234,790)	7,039,495
Disbursement of non-cash assets of the segment	16,594,304	1,439,424	3,223,883	6,037,405	-	-	27,295,016
Segment liabilities	909,402,578	43,864,660	34,700,528	54,900,727	4,997,376	(217,597,640)	830,268,229

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

6.   **Business combinations**

During 2009 and 2008 there have been no business combinations, and there are no significant variations in the consolidation perimeter.

7.   **Cash and cash equivalents**

The composition of cash and cash equivalents for 2009 and 2008 is detailed as follows:

Concept	Currency	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Cash				
		63,860	**-**	**-**
	CLP	24,361	-	-
	USD	17,126	-	-
	EUR	22,373	-	-
Banks				
		7,871,773	**11,089,444**	**5,386,166**
	CLP	2,944,235	10,786,008	5,110,789
	USD	4,775,987	285,317	214,225
	EUR	151,551	18,119	61,152
Time deposits		**83,483,960**	**50,928,621**	**67,698,285**
	CLP	83,446,184	50,076,885	66,882,832
	USD	37,776	487,145	483,423
	UF	**-**	364,591	332,030
Sellback agreements				
		7,632,312	**9,537,310**	**-**
	CLP	5,000,100	6,081,348	-
	USD	2,632,212	3,455,962	-
Total cash and cash equivalents		**99,051,905**	**71,555,375**	**73,084,451**
	CLP	91,414,880	66,944,241	71,993,621
	USD	7,463,101	4,228,424	697,648
	UF	-	364,591	332,030
	EUR	173,924	18,119	61,152

Marketable financial assets are detailed as follows:

a) **Cash**

   Cash corresponds to money held in cash and bank accounts; the book value is the same as the fair value

7.   **Cash and cash equivalents,** continued

b) Time deposits

Time deposits for 2009 and 2008 with original expiration in less than three months are recorded at fair value and detailed as follows:

Placement	Entity	Currency	Original currency principal (thousands)	Annual rate %	Maturity	Local currency principals ThCh$	Accrued interest local currency ThCh$	06.30.2009 Total ThCh$
04-30-09	CHILE	CLP	4,100,000	0.20	07-20-09	4,100,000	16,673	4,116,673
05-07--09	ITAU	CLP	4,000,000	0.14	07-09-09	4,000,000	10,080	4,010,080
05-19-09	CHILE	CLP	3,921,400	0.14	07-20-09	3,921,400	7,685	3,929,085
05-14-09	CORPBANCA	CLP	1,700,000	0.15	07-13-09	1,700,000	3,995	1,703,995
06-17-09	HSBC	CLP	10,000,000	0.09	08-05-09	10,000,000	3,900	10,003,900
06-08--09	CHILE	CLP	2,900,000	0.09	07-23-09	2,900,000	1,914	2,901,914
06-17-09	SANTANDER	CLP	12,000,000	0.10	07-23-09	12,000,000	5,200	12,005,200
06-17-09	CHILE	CLP	10,000,000	0.09	07-23-09	10,000,000	3,900	10,003,900
05-27-09	BBVA	CLP	3,958,500	0.11	07-01-09	3,958,500	4,935	3,963,435
06-18-09	HSBC	CLP	3,100,000	0.09	07-23-09	3,100,000	1,116	3,101,116
06-19-09	CORPBANCA	CLP	2,000,000	0.13	07-24-09	2,000,000	953	2,000,953
06-05-09	SANTANDER	CLP	2,000,000	0.13	07-06-09	4,200,000	4,550	4,204,550
06-23-09	CORPBANCA	CLP	1,700,000	0.12	07-24-09	1,700,000	476	1,700,476
06-03-09	BBVA	CLP	10,500,000	0.11	07-03-09	10,500,000	9,923	10,509,923
06-03-09	BCI	CLP	5,000,000	0.10	07-03-09	5,000,000	4,500	5,004,500
06-08-09	SANTANDER	CLP	2,800,000	0.13	07-08-09	2,800,000	2,669	2,802,669
06-17-09	SANTANDER	CLP	1,379,620	0.04	07-02-09	1,379,619	239	1,379,858
06-15-09	BCI	USD	71,021	0.60	07-15-09	37,767	9	37,776
06-15-09	BCI	CLP	103,909	0.09	07-15-09	103,909	48	103,957
Total						**83,401,195**	**82,765**	**83,483,960**

Placement	Entity	Currency	Original currency principal (thousands)	Annual rate %	Maturity	Local currency principals ThCh$	Accrued interest local currency ThCh$	12.31.2008 Total ThCh$
12-01-08	SANTANDER	CLP	3,500,000	1.21	01-20-09	6,200,000	45,879	6,245,879
12-02-08	SANTANDER	CLP	3,500,000	1.92	02-20-09	3,500,000	25,037	3,525,037
12-02-08	SANTANDER	CLP	2,000,000	1.92	02-20-09	2,000,000	14,307	2,014,307
12-03-08	BCI	CLP	3,000,000	1.80	02-16-09	3,000,000	20,720	3,020,720
12-03-08	BCI	CLP	2,300,000	1.85	02-18-09	2,300,000	15,885	2,315,885
12-04-08	BBVA	CLP	3,900,000	1.67	02-12-09	3,900,000	25,799	3,925,799
12-05-08	CHILE	CLP	2,450,000	0.70	01-05-09	2,450,000	14,863	2,464,863
12-09-08	BBVA	CLP	2,500,000	0.65	01-07-09	2,500,000	12,742	2,512,742
12-15-08	BCI	CLP	3,600,000	0.70	01-14-09	3,600,000	13,824	3,613,824
12-15-08	CHILE	CLP	600,000	0.69	01-14-09	600,000	2,272	602,272
12-16-08	BANK BOSTON	CLP	3,500,000	0.95	01-26-09	3,500,000	12,425	3,512,425
12-23-08	SANTANDER	CLP	4,500,000	2.22	03-23-09	4,500,000	8,880	4,508,880
12-24-08	BBVA	CLP	2,900,000	0.44	01-12-09	2,900,000	5,007	2,905,007
12-24-08	BCI	CLP	3,000,000	0.36	01-12-09	3,000,000	4,200	3,004,200
12-24-08	SANTANDER	CLP	1,300,000	0.39	01-12-09	1,300,000	1,972	1,301,972
12-30-08	BCI	CLP	600,000	0.12	01-06-09	600,000	120	600,120
12-30-08	BBVA	CLP	3,200,000	0.94	02-09-09	3,200,000	768	3,200,768
12-30-08	CHILE	CLP	700,000	0.68	01-29-09	700,000	163	700,163
12-02-08	BCI	UF	17	0.63	03-03-09	363,858	733	364,591
12-10-08	BCI	CLP	101,511	0.06	01-09-09	101,510	512	102,022
12-10-08	BCI	USD	71	0.20	01-09-09	44,927	64	44,991
12-31-08	CITIBANK NY	USD	695	1.21	01-02-09	442,154	-	442,154
Total						**50,702,449**	**226,172**	**50,928,621**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

7.   Cash and cash equivalents, continued

b)   Time deposits, continued

Placement	Entity	Currency	Original currency principal (thousands)	Annual rate %	Maturity	Local currency principals ThCh$	Accrued interest local currency ThCh$	01.01.2008 Total ThCh$
11-12--07	BBVA	CLP	600,000	6.12	01-03-08	600,000	4,998	604,998
11-12--07	BCO SANTANDER	CLP	1,900,000	6.24	01-03-08	1,900,000	16,137	1,916,137
11-13--07	BBVA	CLP	900,000	6.12	01-03-08	900,000	7,344	907,344
11-13--07	BANK BOSTON	CLP	700,000	6.00	01-03-08	700,000	5,600	705,600
11-21--07	CORP BANCA	CLP	6,100,000	6.24	01-21-08	6,100,000	42,293	6,142,293
11-21--07	BCO SANTANDER	CLP	600,000	6.36	01-21-08	600,000	4,240	604,240
11-21--07	BCO SANTANDER	CLP	1,600,000	6.36	01-14-08	1,600,000	11,307	1,611,307
11-22--07	BBVA	CLP	2,300,000	6.18	01-09-08	2,300,000	15,399	2,315,399
11-23--07	BBVA	CLP	1,900,000	6.18	01-10-08	1,900,000	12,394	1,912,394
11-27--07	BBVA	CLP	2,700,000	6.18	01-11-08	2,700,000	15,759	2,715,759
11-28--07	BCO CHILE	CLP	3,400,000	6.36	01-14-08	3,400,000	19,296	3,419,296
11-29--07	BCO CHILE	CLP	3,100,000	6.36	01-02-08	3,100,000	17,526	3,117,526
11-30--07	BCO CHILE	CLP	3,400,000	6.36	01-25-08	3,400,000	18,620	3,418,620
11-30--07	BCI	CLP	1,300,000	6.12	01-21-08	1,300,000	6,851	1,306,851
12-07--07	BCO FALABELLA	CLP	2,100,000	6.06	01-24-08	2,100,000	8,484	2,108,484
12-07--07	BCO SECURITY	CLP	900,000	6.36	01-24-08	900,000	3,816	903,816
12-10--07	BCO SECURITY	CLP	1,500,000	6.36	01-21-08	1,500,000	5,565	1,505,565
12-11--07	CITIBANK NA	CLP	5,100,000	5.88	01-11-08	5,100,000	16,660	5,116,660
12-14--07	BANK BOSTON	CLP	2,600,000	6.96	01-14-08	2,600,000	8,545	2,608,545
12-14--07	CORP BANCA	CLP	1,400,000	6.84	01-14-08	1,400,000	4,522	1,404,522
12-14--07	BCO SECURITY	CLP	600,000	6.72	01-14-08	600,000	1,904	601,904
12-14--07	BCI	CLP	4,900,000	6.6	01-14-08	4,900,000	15,272	4,915,272
12-18--07	BCI	CLP	4,100,000	7.2	02-20-08	4,100,000	10,660	4,110,660
12-26--07	BCO SANTANDER	CLP	1,900,000	7.32	02-20-08	1,900,000	1,932	1,901,932
12-27--07	BCO SANTANDER	CLP	4,500,000	7.2	03-20-08	4,500,000	3,600	4,503,600
12-27--07	BCO FALABELLA	CLP	1,400,000	6.96	03-20-08	1,400,000	1,083	1,401,083
12-27--07	BCI	CLP	100,000	6.72	03-20-08	100,000	75	100,075
12-28--07	BANK BOSTON	CLP	3,000,000	7.08	02-01-08	3,000,000	1,770	3,001,770
12-28--07	BANK BOSTON	CLP	2,000,000	7.08	02-12-08	2,000,000	1,180	2,001,180
12-26--07	CITIBANK NY	USD	700	3.85	01-04-08	347,823	186	348,009
12-04--07	BCI	UF	17	1.2	03-04-08	331,731	299	332,030
12-10--07	BCI	USD	159	5.23	01-09-08	78,990	241	79,231
12-10--07	BCI	USD	113	5.23	01-09-08	56,013	170	56,183
	Total					**67,414,557**	**283,728**	**67,698,285**

7. <u>**Cash and cash equivalents,**</u> continued

c) Sellback agreements

Public offer promissory notes, corresponding to financial instruments issued by the State, are recorded at fair value and for 2009 and 2008 are detailed as follows:

Code	Dates		Counterpart	Original currency	Subscription value ThCh$	Annual rate	Final value	Instrument identification	Accounting value ThCh$
	Beginning	Ending				%			06.30.2009
CRV	06-25-09	07-01-09	BCI	CLP	1,000,000	0.06	1,000,000	BCP0600414	1,000,000
CRV	06-30-09	07-01-09	BCI	CLP	4,000,000	0.06	4,000,000	PDBC090825	4,000,000
CRV	06-30-09	07-01-09	BCI	USD	2,307,425	0.30	2,307,425	BCP0801113	2,307,425
CRV	06-30-09	07-01-09	BCI	USD	324,887	0.30	324,787	BCP0800614	324,887
		Total			7,632,312		7,632,212		7,632,312

Code	Dates		Counterpart	Original currency	Subscription value ThCh$	Annual rate	Final value	Instrument identification	Accounting value ThCh$
	Beginning	Ending				%			12.31.2008
CRV	12-22-08	01-05-09	HSBC	CLP	3,400,000	0.27	3,406,426	BCU0300510	3,406,426
CRV	12-30-08	01-06-09	HSBC	USD	3,455,924	0.01	3,455,962	BCU0500910	3,455,962
BCP0600109	12-05-08	01-02-09	Banco Central	CLP	2,662,554	0.45	2,674,922	BCP0600109	2,674,922
		Total			9,518,478		9,537,310		9,537,310

On January 1, 2008 the company did not register balances for these transactions.

8. **Financial assets at fair value with changes in incomes**

Marketable financial assets are detailed as follows:

Concept	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Chilean Central Bank promissory notes	17,482,907	13,228,981	5,362,952
Time deposits	70,567,024	-	7,910,763
Total	**88,049,931**	**13,228,981**	**13,273,715**

Marketable financial investments current as of June 30, 2009 are detailed as follows:

Instrument	Date		Par value	Accounting value		Effect on income	Market value
	Purchase	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
BCP0800709	07-14-08	07-01-09	1,000,000	1,039,970	8.00%	29,227	1,039,970
BCP0800709	09-25-08	07-01-09	740,000	769,578	8.00%	21,627	769,578
BCP0600809	09-26-08	08-03-09	1,000,000	1,028,409	6.00%	17,461	1,028,409
BCP0600809	12-03-08	08-03-09	2,500,000	2,571,022	6.00%	43,654	2,571,022
BCP0600210	04-04-09	02-01-10	2,000,000	2,099,374	6.00%	17,633	2,099,374
PDBC061009	06-04-09	10-06-09	4,982,358	4,986,057	0.09%	3,699	4,986,057
PDBC150909	05-04-09	09-15-09	4,979,980	4,988,497	0.09%	8,516	4,988,497
ESTADO	06-01-09	11-30-09	5,600,000	5,607,037	0.13%	7,037	5,607,037
CHILE	06-01-09	11-30-09	10,000,000	10,013,533	0.14%	13,533	10,013,533
RABOBANK	06-01-09	11-30-09	2,000,000	2,002,127	0.11%	2,127	2,002,127
ESTADO	06-02-09	11-30-09	6,000,000	6,007,840	0.14%	7,840	6,007,840
HSBC	06-02-09	11-30-09	10,000,000	10,014,000	0.15%	14,000	10,014,000
SANTANDER	02-11-09	08-10-09	3,400,000	3,472,465	0.46%	72,465	3,472,465
CHILE	05-20-09	11-16-09	6,000,000	6,009,840	0.12%	9,840	6,009,840
ESTADO	05-20-09	11-16-09	3,000,000	3,004,510	0.11%	4,510	3,004,510
BCI	06-11-09	12-07-09	1,200,000	1,200,836	0.11%	836	1,200,836
SANTANDER	06-11-09	12-07-09	5,000,000	5,004,750	0.15%	4,750	5,004,750
SANTANDER	06-15-09	12-07-09	3,900,000	3,902,535	0.13%	2,535	3,902,535
SANTANDER	06-15-09	12-07-09	3,500,000	3,502,275	0.13%	2,275	3,502,275
SANTANDER	06-16-09	12-07-09	2,750,000	2,751,540	0.12%	1,540	2,751,540
SANTANDER	05-08-09	08-06-09	2,700,000	2,707,632	0.16%	7,632	2,707,632
CORPBANCA	05-08-09	08-06-09	2,000,000	2,005,653	0.16%	5,653	2,005,653
ESTADO	06-25-09	09-23-09	2,998,499	3,000,040	3.70%	1,541	3,000,040
BCI	06-02-09	09-01-09	360,271	360,411	0.50%	140	360,411
Total			**87,611,108**	**88,049,931**		**300,071**	**88,049,931**

TELEFÓNICA CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

8.   **Financial assets at fair value with changes in incomes,** continued

Marketable financial investments current as of December 31, 2008 are detailed as follows:

| Instrument | Date | | Par value | Accounting value | | Effect on income | Market value |
	Purchase	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
BCP0600109	09-03-08	01-02-09	2,500,000	2,574,183	6.00%	74,592	2,574,183
BCP0600109	09-26-08	01-02-09	72,100	72,077	6.00%	2,151	72,077
BCP0800709	07-14-08	07-01-09	1,000,000	1,044,021	8.00%	39,783	1,044,021
BCP0800709	09-25-08	07-01-09	769,600	772,575	8.00%	30,617	772,575
BCP0600809	09-26-08	08-03-09	1,040,000	1,019,967	6.00%	25,774	1,019,967
BCP0600809	12-03-08	08-03-09	2,500,000	2,552,145	6.00%	61,957	2,552,145
PDBC020209	10-09-08	12-02-09	2,734,108	2,781,255	7.48%	47,147	2,781,255
PDBC080609	09-24-08	06-08-09	2,358,986	2,412,758	8.37%	53,772	2,412,758
Total as of December 31, 2008			**12,974,794**	**13,228,981**		**335,793**	**13,228,981**

| Instrument | Date | | Par value | Accounting value | | Effect on income | Market value |
	Purchase	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CERO010508	09-04-07	05-01-08	2,703,102	2,723,704	2.6% + UF	21,578	2,723,704
CERO010508	09-04-07	05-01-08	242,294	244,187	2.6% + UF	1,956	244,187
CERO010708	09-04-07	07-01-08	590,877	595,418	2.6% + UF	4,803	595,418
BCU0500308	10-17-07	03-01-08	1,766,039	1,799,643	5.00%	29,433	1,799,643
BBVA	10-24-07	02-21-08	2,130,236	2,141,503	2.80%	11,268	2,141,503
HSBC	10-26-07	02-25-08	1,824,613	1,832,139	2.25%	7,526	1,832,139
HSBC	11-02-07	03-12-08	1,516,774	1,522,615	2.35%	5,841	1,522,615
CITIBANK NA	12-13-07	06-10-08	2,411,130	2,414,506	2.80%	3,376	2,414,506
Total as of January 1, 2008			**13,185,065**	**13,273,715**		**85,781**	**13,273,715**

For the periods ended June 30, 2009, December 31 and January 1, 2008, the effect on income is ThCh$300,071, ThCh$335,793 and ThCh$85,781, respectively.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

9. **Trade receivables and other receivables**

a) Current receivables are detailed as follows:

Concept	06.30.2009			12.31.2008			01.01.2008		
	Current			Current			Current		
	Gross value	Allowance for doubtful accounts	Net value	Gross value	Allowance for doubtful accounts	Net value	Gross value	Allowance for doubtful accounts	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	263,633,506	(135,125,845)	128,507,661	280,344,390	(118,644,649)	161,699,741	266,197,278	(79,496,119)	186,701,159
Miscellaneous receivables	12,276,580	-	12,276,580	10,459,421	-	10,459,421	5,835,933	-	5,835,933
Total	**275,910,086**	**(135,125,845)**	**140,784,241**	**290,803,811**	**(118,644,649)**	**172,159,162**	**272,033,211**	**(79,496,119)**	**192,537,092**

b) Non-current receivables are detailed as follows:

Concept	06.30.2009			12.31.2008			01.01.2008		
	Non-current			Non-current			Non-current		
	Gross value	Allowance for doubtful accounts	Net value	Gross value	Allowance for doubtful accounts	Net value	Gross value	Allowance for doubtful accounts	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	6,093,428	-	6,093,428	6,046,424	-	6,046,424	3,650,874	-	3,650,874
Miscellaneous receivables	9,359,085	-	9,359,085	8,512,768	-	8,512,768	9,403,535	-	9,403,535
Total	**15,452,513**	**-**	**15,452,513**	**14,559,192**	**-**	**14,559,192**	**13,054,409**	**-**	**13,054,409**

Income related to non-current trade receivables which are received in a deferred manner is treated as stated in the deferred income note.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

9. **Trade receivables and other receivables**, continued

c) The composition of trade receivables with overdue balances, not collected and not provisioned based on the expiration date is detailed as follows:

Concept	06.30.2009					12.31.2008					01.01.2008				
	Less than 3 months	3 to 6 months	6 to 12 months	Greater than 12 months	Total	Less than 3 months	3 to 6 months	6 to 12 months	Greater than 12 months	Total	Less than 3 months	3 to 6 months	6 to 12 months	Greater than 12 months	Total
Trade receivables	66,807,775	2,775,108	601,036	285,498	70,469,417	76,201,002	2,761,408	1,030,988	165,837	80,159,235	76,878,149	3,369,593	61,164	187,938	80,496,844
Total	**66,807,775**	**2,775,108**	**601,036**	**285,498**	**70,469,417**	**76,201,002**	**2,761,408**	**1,030,988**	**165,837**	**80,159,235**	**76,878,149**	**3,369,593**	**61,164**	**187,938**	**80,496,844**

d) Movements of allowance for doubtful accounts are detailed as follows:

Movement	06.30.2009 ThCh$	12.31.2008 ThCh$
Beginning balance	**118,644,649**	**79,496,119**
Provision	16,481,196	47,155,117
Write-off	-	(8,006,587)
Movement sub-totals	**16,481,196**	**39,148,530**
Ending balance	**135,125,845**	**118,644,649**

.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

10. Accounts receivable from and payable to related companies

a) Current receivables for transactions of sales:

Name	Taxpayer no.	Nature of the relationship	Transaction origin	Currency	Expiration	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Relationship with Parent Company	Provision of services	CLP	60 Days	51,859	42,806	18,657
Telefónica Móviles Chile S.A.	87,845,500-2	Relationship with Parent Company	Provision of services	CLP	60 Days	8,542,899	8,111,836	7,077,478
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Provision of services	CLP	60 Days	3,024	22,136	-
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Relationship with Parent Company	Provision of services	CLP	60 Days	46,435	22,136	17,140
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Relationship with Parent Company	Provision of services	CLP	60 Days	287,088	396,609	363,601
Terra Networks Chile S.A.	96,834,230-4	Relationship with Parent Company	Provision of services	CLP	60 Days	577,976	353,783	422,520
Atento Chile S.A.	96,895,220-k	Associate	Provision of services	CLP	60 Days	798,682	527,937	508,724
Telefónica International Wholesale Services Chile S.A.	96,910,730-9	Relationship with Parent Company	Provision of services	CLP	60 Days	1,436,244	923,581	695,087
Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Relationship with Parent Company	Provision of services	CLP	60 Days	115,550	146,837	120,104
Atento Colombia S.A.	Foreign	Relationship with Parent Company	Provision of services	CLP	60 Days	37,103	35,930	5,090
Colombia Telecomunicaciones S.A.E.S.P.(Telecom.)	Foreign	Relationship with Parent Company	Provision of services	USD	60 Days	635,689	338,853	149,515
Otecel S.A.	Foreign	Relationship with Parent Company	Provision of services	USD	60 Days	58,938	103,341	75,848
Telefónica Argentina	Foreign	Relationship with Parent Company	Provision of services	USD	180 Days	2,596,106	3,653,283	2,692,563
Telefónica Data Corp	Foreign	Relationship with Parent Company	Provision of services	EUR	60 Days	33,629	33,629	33,629
Telefónica USA Inc.	Foreign	Relationship with Parent Company	Provision of services	USD	60 Days	61,110	56,231	24,242
Telefónica de España S.A.U.	Foreign	Relationship with Parent Company	Provision of services	EUR	180 Days	2,662,615	2,531,621	1,953,904
Telefónica Factoring	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	432,415	-	-
Telefónica Perú	Foreign	Relationship with Parent Company	Provision of services	USD	180 Days	1,922,604	3,292,271	551,127
Telefónica Internacional S.A.U. - España	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	215,648	408,212	427,305
Telefónica Móviles de Argentina	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	43,088	43,088	43,088
Telefónica Móviles de Colombia	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	711	852	47,397
Telefónica Móviles El Salvador	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	2,923	840	2,154
Telefónica Móviles Guatemala	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	14,153	13,375	19,390
Telefónica Sol.Inf.Com.España	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	1,522,632	1,522,632	1,522,632
Telcel Venezuela	Foreign	Relationship with Parent Company	Provision of services	USD	180 Days	4,967,111	5,191,572	2,278,654
Telefónica Celular de Nicaragua	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	767	-	1,140
Telefónica I + D - España	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	-	115,369	103,341
Telefónica Multimedia S.A.C. Perú	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	77,014	90,065	77,829
Telefónica S.A.	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	118,761	124,039	102,231
Telecomunicaciones Sao Paulo	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	55,019	88,323	187,435
Terra Brasil	Foreign	Relationship with Parent Company	Provision of services	CLP	90 Days	17,236	17,236	17,236
Telefónica International Wholesale Services España	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	83,210	83,210	83,210
Telefónica Larga Distancia Puerto Rico	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	7,754	10,164	-
Vivo Brasil	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	-	23,699
Fundación Telefónica Brasil	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	-	2,154
Fundación Telefónica Perú	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	-	2,154
Media Networks Perú S.A.C.	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	-	2,154
Telefónica Móviles España	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	-	-	81,607
Telefónica Móviles de Panamá	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	-	10,772
Telefónica Móviles Perú	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	-	32,316
Telefónica Servicios Comerciales S.A.C.	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	-	2,154
Telefónica Gestión de Servicios Compartidos Perú	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	-	2,154
Total						**27,425,993**	**28,301,797**	**19,781,435**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

10. **Accounts receivable from and payable to related companies**, continued

b)   Current payables for purchase transactions:

Name	Taxpayer No	Nature of the relationship	Transaction origin	Currency	Expiration	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Relationship with Parent Company	Provision of services	CLP	60 Days	150,985	112,000	1,584
Telefónica Móviles Chile S.A.	87,845,500-2	Relationship with Parent Company	Provision of services	CLP	60 Days	8,950,822	10,956,223	14,005,859
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Provision of services	CLP	60 Days	644,316	439,956	612,227
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Relationship with Parent Company	Provision of services	CLP	60 Days	60,686	94,590	-
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Relationship with Parent Company	Provision of services	CLP	60 Days	247,367	189,570	43,766
Terra Networks Chile S.A.	96,834,230-4	Relationship with Parent Company	Provision of services	CLP	60 Days	2,553,469	3,152,262	2,407,010
Atento Chile S.A.	96,895,220-k	Associate	Provision of services	CLP	60 Days	4,840,605	3,912,051	3,243,700
Telefónica International Wholesale Services Chile S.A.	96,910,730-9	Relationship with Parent Company	Provision of services	CLP	60 Days	10,169,476	8,834,478	7,702,499
Colombia Telecomunicaciones S.A.E.S.P.(Telecom.)	Foreign	Relationship with Parent Company	Provision of services	USD	60 Days	339,805	296,803	145,963
Media Networks Perú	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	842,193	7,489	15,910
Otecel S.A.	Foreign	Relationship with Parent Company	Provision of services	USD	60 Days	13,070	18,372	-
Telefónica Argentina S.A.	Foreign	Relationship with Parent Company	Provision of services	USD	180 Days	2,466,271	2,599,853	1,016,503
Telefónica de España S.A.U	Foreign	Relationship with Parent Company	Provision of services	EUR	180 Days	1,453,202	1,125,292	6,986
Telefónica Perú	Foreign	Relationship with Parent Company	Provision of services	USD	180 Days	1,314,002	2,105,468	188,173
Telefónica Gestión de Servicios Compartidos España	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	-	137	68,201
Telefónica Móviles El Salvador	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	95,335	64,990	7,643
Telefónica Móviles Guatemala	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	38,444	1,970
Telefónica Servicios Audiovisuales	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	3,306	-	-
Telcel Venezuela	Foreign	Relationship with Parent Company	Provision of services	USD	180 Days	22,129	76,814	-
Telefónica USA Inc.	Foreign	Relationship with Parent Company	Provision of services	USD	60 Days	-	3,829	-
Televisión Federal Telefe - Argentina	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	18,058	14,260	9,084
Telefónica Gestión de Servicios Compartidos Perú	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	1,727	2,068	927
Telefónica I + D – España	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	839,300	2,016,069	1,270,040
Telefónica Internacional S.A.U. - España	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	152,742	178,772	-
Telefónica Multimedia S.A.C. Perú	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	739,523	708,939	1,331,185
Telefónica S.A.	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	277,449	597,576	482,788
Telefónica Servicios de Música -España	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	146,894	113,510	33,546
Telecomunicaciones Sao Paulo	Foreign	Relationship with Parent Company	Provision of services	EUR	90 Days	3,423,176	2,580,330	832,846
Tevefe	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	-	18,360	-
Telefónica Larga Distancia Puerto Rico	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	69,728	18,109	20,234
Antares	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	8,948	-	-
Atento Perú	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	136,549	-	-
Telefónica Compras Electrónicas	Foreign	Relationship with Parent Company	Provision of services	USD	90 Days	111,950	-	-
Total						**40,093,083**	**40,276,614**	**33,448,644**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

10. **Accounts receivable from and payable to related companies**, continued

    c) Transactions:

Company	Taxpayer No	Nature of the relationship	Transaction description	06.30.2009 ThCh$	06.30.2008 ThCh$
Telefónica Ingeniería Seguridad	59,083,900-0	Relationship with Parent Company	Sale	11,359	7,266
			Costs	(114,046)	(22,269)
Telefónica Móviles Chile S.A.	87,845,500-2	Relationship with Parent Company	Sale	12,568,206	9,945,429
			Costs	(15,166,054)	(21,125,274)
Terra Networks Chile S.A.	93,834,230-4	Relationship with Parent Company	Sale	963,243	450,788
			Costs	(3,631,712)	(4,219,542)
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Sale	4,245	4,668
			Costs	(423,976)	(102,711)
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Relationship with Parent Company	Sale	20,897	42,163
			Costs	(408,401)	(229,358)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Relationship with Parent Company	Sale	721,718	749,911
Telefónica International Wholesale Services Chile	96,910,730-9	Relationship with Parent Company	Sale	714,040	559,837
			Costs	(7,531,478)	(5,299,884)
			Financial costs	(45,973)	(54,771)
Atento Chile	96,895,220-k	Associate	Sale	563,851	924,197
			Costs	(10,312,135)	(11,791,012)
Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Relationship with Parent Company	Sale	77,839	74,970
Antares	Foreign	Relationship with Parent Company	Costs	(10,325)	-
Atento Colombia	Foreign	Relationship with Parent Company	Sale	985	20,687
Atento Perú	Foreign	Relationship with Parent Company	Costs	(150,215)	-
Hispasat	Foreign	Relationship with Parent Company	Costs	(254,193)	-
Media Network Latam Sac	Foreign	Relationship with Parent Company	Costs	(849,776)	(18,492)
Otecel S.A.	Foreign	Relationship with Parent Company	Sale	100,285	119,534
			Costs	(41,599)	(14,709)
Telefónica Argentina	Foreign	Relationship with Parent Company	Sale	905,697	999,583
			Costs	(2,127,915)	(1,308,426)
Telefónica Móviles Guatemala	Foreign	Relationship with Parent Company	Sale	3,182	7,186
			Costs	-	(14,378)
Telefónica Móviles Perú	Foreign	Relationship with Parent Company	Sale	3,366	-
Telefónica España	Foreign	Relationship with Parent Company	Sale	503,588	645,658
			Costs	(479,675)	(188,439)
Telefónica I+D España	Foreign	Relationship with Parent Company	Sale	-	34,838
			Costs	(129,791)	-
Telefónica Internacional	Foreign	Relationship with Parent Company	Sale	109,954	-
			Costs	(5,531)	(156,908)
Telefónica Móviles El Salvador	Foreign	Relationship with Parent Company	Sale	2,183	1,299
			Costs	(117,849)	(19,350)
Telefónica Multimedia Sac Peru	Foreign	Relationship with Parent Company	Costs	-	(759,724)
Telefónica Peru	Foreign	Relationship with Parent Company	Sale	951,504	818,855
			Costs	(396,132)	(541,574)
Telefónica Servicios de Música	Foreign	Relationship with Parent Company	Costs	(170,486)	(234,056)
Telefónica Telecom, Colombia	Foreign	Relationship with Parent Company	Sale	463,800	63,088
			Costs	(53,419)	(57,103)
Telefónica USA Inc.	Foreign	Relationship with Parent Company	Sale	4,096	20,750
Telcel Venezuela	Foreign	Relationship with Parent Company	Sale	645,372	2,020,929
			Costs	(19,726)	(153,012)
Televisión Federal Telefe - Argentina	Foreign	Relationship with Parent Company	Costs	(13,960)	(16,221)
Telefonica S.A.	Foreign	Relationship with Parent Company	Sale	2,119	-
			Costs	-	(278,196)
Telecomunicaciones de Sao Paulo	Foreign	Relationship with Parent Company	Sale	57,282	58,591
			Costs	(908,038)	(441,613)
Tevefe Comercializacion	Foreign	Relationship with Parent Company	Sale	10,423	-
Telefonica Compras Electrónica	Foreign	Relationship with Parent Company	Costs	(115,206)	-
Telefónica International Wholesale Services America	Foreign	Relationship with Parent Company	Costs	-	(660,240)
Telefónica International Wholesale Services España	Foreign	Relationship with Parent Company	Costs	-	(6,128)
Telefónica Larga Distancia Puerto Rico	Foreign	Relationship with Parent Company	Sale	7,954	22,073
			Costs	(58,146)	(12,600)

Article 89 of the Corporations Law requires that a company's transactions with related companies (defined as entities belonging to the same group of companies) be on similar terms as those normally prevailing in the market.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

10. **Accounts receivable from and payable to related companies**, continued

    c) Transactions, continued

There have been charges and credits to current accounts in the receivables of companies due to billing for sale of materials, equipment and services.

The conditions of the Mercantile Current Account and Mandate are current, accruing interest at a variable interest rate that adjusts to market conditions

Sales and service rendering expire in the short-term (less than one year) and the expiration conditions for each case vary by virtue of the transaction that generates them

    d) Salaries and benefits received by the Company's key employees are detailed as follows:

Concept	04.01.09 to 06.30.09 ThCh$	06.30.2009 ThCh$	04.01.08 al 06.30.08 ThCh$	06.30.2008 ThCh$
Salaries	1,579,511	4,503,378	1,619,440	5,195,421
Post-employment benefits	750,384	881,031	208,867	440,172
Total	**2,329,895**	**5,384,409**	**1,828,307**	**5,635,593**

11. **Inventory**

Inventory is detailed as follows:

Concept	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Merchandise	10,244,177	9,639,875	8,976,644
Obsolescence provision	(2,889,412)	(2,719,640)	(2,022,680)
Total	**7,354,765**	**6,920,235**	**6,953,964**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

12. **Derivative financial instruments**

Current derivative financial instruments are detailed as follows:

Concept	06.30.2009		12.31.2008		01.01.2008	
	Assets ThCh$	Liabilities ThCh$	Assets ThCh$	Liabilities ThCh$	Assets ThCh$	Liabilities ThCh$
Cash flow hedge derivatives	-	1,299,514	66,928	2,658,139	3,835	1,433,087
Interest rate hedge derivatives	-	828,429	-	2,663,504	94,228	570,947
Exchange rate hedge derivatives	8,615,211	22,394,710	3,299,054	932,058	33,225	21,460,726
Total	**8,615,211**	**24,522,653**	**3,365,982**	**6,253,701**	**131,288**	**23,464,760**

Non-current derivative financial instruments are detailed as follows:

Concept	06.30.2009		12.31.2008		01.01.2008	
	Assets ThCh$	Liabilities ThCh$	Assets ThCh$	Liabilities ThCh$	Assets ThCh$	Liabilities ThCh$
Exchange rate hedge derivatives	12,577,302	12,293,635	36,963,243	470,129	-	45,373,745
Total	**12,577,302**	**12,293,635**	**36,963,243**	**470,129**	**-**	**45,373,745**

13. **Income tax**

a) **General information**

As of   June 30, 2009 and 2008 the Parent Company has established a first category (corporate) income tax provision, since it has a positive taxable base of ThCh$66,752,865 and ThCh$63,456,382, respectively.

The above figures correspond to income of the Parent Company which has a positive taxable base of ThCh$47,362,521 and of subsidiaries in the amount of ThCh$19,390,344, for June 2009; and ThCh$36,356,737 and ThCh$27,099,645 respectively, for June 2008.

As of June 30, 2009 and December 31, 2008, the tax losses accumulated by subsidiaries amount to ThCh$33,194,337 and ThCh$24,534,879 respectively.

According to current legislation, tax years subject to possible review by the fiscal authority consider transactions generated from 2006 to date for most of the taxes to which the Company's operations are subject.

During the course of its normal operations, the Company is subject to the regulations and supervision of the Chilean Internal Revenue Service, which could cause differences to arise in the application of tax determination criteria. Management estimates, on the basis of information available to date, that there are no significant additional liabilities that have not been recorded for this concept in the financial statements.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

13. **Income tax**, continued

a) **General information,** continued

The Companies of the group with a positive balance in the Retained Taxable Earnings Registry and their associated credits are detailed as follows:

Subsidiaries	Taxable net income with credit 15% ThCh$	Taxable net income with credit 16% ThCh$	Taxable net income with credit 16.5% ThCh$	Taxable net income with credit 17% ThCh$	Taxable net income without credit ThCh$	Total credit ThCh$
Telefónica Larga Distancia S.A.	2,554,184	967,703	692,765	139,255,922	3,806,869	29,294,214
Telefónica Empresas Chile S.A.	-	-	54	34,786,094	240,632	7,124,865
Telefónica Gestión de Servicios Compartidos Chile S.A.	-	-	-	855,743	18,267	175,272
Telefónica Chile S.A.	114	-	6,699,031	295,178,931	10,683,676	61,782,030
Total	**2,554,298**	**967,703**	**7,391,850**	**470,076,690**	**14,749,444**	**98,376,381**

b) **Deferred taxes**

As of June 30, 2009 and January 1 and December 31, 2008, accumulated balances of temporary differences generated net deferred tax liabilities in the amount of ThCh$58,207,506 and ThCh$60,728,445 and ThCh$85,381,995, respectively, and are detailed as follows:

Concept	06.30.2009		12.31.2008		01.01.2008	
	Assets ThCh$	Liabilities ThCh$	Assets ThCh$	Liabilities ThCh$	Assets ThCh$	Liabilities ThCh$
Allowance for doubtful accounts	22,906,934	-	19,428,286	-	11,425,854	-
Vacation provision	819,244	-	1,493,407	-	1,215,427	-
Staff severance indemnities	329,048	166,181	-	2,425,168	-	3,648,950
Amortization and depreciation of assets	1,117,801	91,366,469	-	92,822,682	-	104,001,485
Tax loss carry-forward	5,643,037	-	4,170,929	-	2,085,728	-
Deferred revenue	454,641	5,883	-	-	-	-
Other events	3,273,856	1,213,534	9,426,783	-	11,951,319	4,409,888
Sub-total	**34,544,561**	**92,752,067**	**34,519,405**	**95,247,850**	**26,678,328**	**112,060,323**
Reclassificatión	**(28,561,053)**	**(28,561,053)**	**(30,348,476)**	**(30,348,476)**	**(24,592,600)**	**(24,592,600)**
Total	**5,983,508**	**64,191,014**	**4,170,929**	**64,899,374**	**2,085,728**	**87,467,723**

c) **Current prepaid taxes**

As of June 30, 2009, December 31 and January 1, 2008, the current tax balances receivable are detailed as follows:

Concept	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Prepaid tax installments on retained earnings	10,009,951	10,303,741	10,150,785
Monthly prepaid tax installments	10,207,179	9,467,341	2,120,355
Sence tax credit	706,849	706,849	663,237
Remaining VAT credit	3,992,596	6,024,053	5,340,140
Other	619,001	405,775	224,219
Total	**25,535,576**	**26,907,759**	**18,498,736**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

13.   **Income tax**, continued

d)   **Income tax reconciliation**

As of June 30, 2009 and 2008 the reconciliation of tax expenses is detailed as follows:

Concept	04.01.09 to 06.30.09		06.30.2009		04.01.08 to 06.30.08		06.30.2008	
	Taxable base	17% Income tax rate	Taxable base	17% Income tax rate	Taxable base	17% Income tax rate	Taxable base	17% Income tax rate
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Starting with financial income before taxes								
Profit before taxes	**12,493,053**	**2,123,819**	**27,579,082**	**4,688,444**	**9,042,396**	**1,537,207**	**19,306,841**	**3,282,163**
Permanent differences	**(2,796,785)**	**(475,454)**	**2,808,265**	**477,405**	**(2,710,980)**	**(460,866)**	**(10,137,857)**	**(1,723,436)**
Price-level restatement of equity	-	-	-	-	(9,631,194)	(1,637,303)	(12,938,661)	(2,199,572)
Price-level restatement of investments	-	-	-	-	6,446,635	1,095,928	5,391,809	916,608
Income from investments in related companies	2,535,508	431,036	3,089,792	525,265	800,412	136,070	341,854	58,115
Resolution of prior year uncertainties (1)	1,700,883	289,150	3,485,678	592,565	(1,259,334)	(214,087)	(2,621,593)	(445,671)
Prior year income tax deficit/(surplus)	(622,649)	(105,850)	(622,649)	(105,850)	6,583,921	1,119,267	6,293,300	1,069,861
Single article 21 tax adjustment	344,337	58,537	344,337	58,537	41,355	7,030	71,555	12,164
Other (2)	(6,754,864)	(1,148,327)	(3,488,893)	(593,112)	(5,692,775)	(967,771)	(6,676,121)	(1,134,941)
Total tax expense of companies	**9,696,268**	**1,648,365**	**30,387,347**	**5,165,849**	**6,331,416**	**1,076,341**	**9,168,984**	**1,558,727**
Starting from taxable income and deferred taxes calculated on the basis of temporary differences:								
Income Tax 17%		5,957,133		11,347,987		5,477,668		10,787,585
35% Single Tax		58,537		58,537		7,030		12,164
Prior current year deficit/(surplus)		(105,851)		(105,851)		1,119,267		1,069,861
Income tax expense		**5,909,819**		**11,300,673**		**6,603,965**		**11,869,610**
Deferred income tax expense		**(4,261,454)**		**(6,134,824)**		**(5,527,624)**		**(10,310,883)**
Total corporate tax expense		**1,648,365**		**5,165,849**		**1,076,341**		**1,558,727**
Effective rate		**13.2%**		**18.7%**		**11.9%**		**8.1%**

(1) Adjustments corresponding to the differences between the values used for the purpose of estimating deferred taxes and values according to final balance sheets.

(2) The 'Other' item includes adjustments for the concept of fines, 6% property, plant and equipment credit, and provisions for fines, among others.

TELEFÓNICA CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

14. **Investment in associates**

Associated companies as well as the Company' shares of their summary financial information for 2009 and 2008 are detailed as follows:

Taxpayer No	Name	Investment balance 06.30.2009	Participation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary revenues	Ordinary expenses	Profit
96.895.220-k	Atento Chile S.A.	5,348,739	28.84	20,614,521	4,406,817	6,345,459	18,675,879	15,310,834	17,127,204	(1,376,119)

Taxpayer No	Name	Investment balance 12.31.2008	Participation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary revenues	Ordinary expenses	Profit
96.895.220-k	Atento Chile S.A.	5,739,831	28.84	24,083,266	4,964,682	9,027,260	20,020,688	51,513,543	44,238,568	6,460,629

Taxpayer No	Name	Investment balance 01.01.2008	Participation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary revenues	Ordinary expenses	Profit
96.895.220-k	Atento Chile S.A.	4,449,217	28.84	19,696,096	6,218,468	10,414,945	15,499,619	48,551,106	40,197,416	7,199,378

During 2009 and 2008, the Company held investment in associated company Atento Chile S.A. with 28.84% participation. The country of origin is Chile, its functional currency is the Chilean peso and its main activity is "Call Center Services".

As of June 30, 2009, the value of the investment was calculated on the basis of unaudited financial statements.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

14. **Investment in associates**, continued

The movement of participations in associated companies during 2009 and 2008 is detailed as follows:

Movement	06.30.2009 Atento Chile S.A. ThCh$	12.31.2008 Atento Chile S.A. ThCh$
Beginning balance	**5,739,831**	**4,449,217**
Participation in common profits	(396,873)	1,552,194
Dividends received	-	(433,661)
Other increase	5,781	172,081
Movement sub-total	**(391,092)**	**1,290,614**
Ending balance	**5,348,739**	**5,739,831**

15. **Intangibles**

Intangibles are detailed as follows:

Movement	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Goodwill	16,704,516	16,704,516	16,704,516
Other intangible assets	29,309,245	32,343,927	40,314,006
Total	**46,013,761**	**49,048,443**	**57,018,522**

a) Goodwill movement for 2009 and 2008 is detailed as follows:

Taxpayer no.	Company	12.31.2008 ThCh$	Additions ThCh$	Eliminations ThCh$	06.30.2009 ThCh$
96,551,670-0	Telefónica Larga Distancia S.A.	16,045,361	-	-	16,045,361
96,811,570-7	Instituto Telefónica Chile S.A.	38,923	-	-	38,923
96,834,320-3	Telefónica Internet Empresas S.A.	620,232	-	-	620,232
	Total	**16,704,516**	**-**	**-**	**16,704,516**

Taxpayer no.	Company	Saldo 01.01.08 ThCh$	Additions ThCh$	Eliminations ThCh$	12.31.2008 ThCh$
96,551,670-0	Telefónica Larga Distancia S.A.	16,045,361	-	-	16,045,361
96,811,570-7	Instituto Telefónica Chile S.A.	38,923	-	-	38,923
96,834,320-3	Telefónica Internet Empresas S.A.	620,232	-	-	620,232
	Total	**16,704,516**	**-**	**-**	**16,704,516**

In accordance with the calculation of impairment performed by Management, as of 2009 and 2008 year-end there has been no need to make significant adjustments to goodwill since the recoverable value is greater than the book value in all cases.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

15. **Intangibles**, continued

b) Intangible assets for 2009 and 2008 are detailed as follows:

Description	06.30.2009			12.31.2008			01.01.2008		
	Gross intangible ThCh$	Accumulated amortization ThCh$	Net intangible ThCh$	Gross intangible ThCh$	Accumulated amortization ThCh$	Net intangible ThCh$	Gross intangible ThCh$	Accumulated amortization ThCh$	Net intangible ThCh$
Development costs	516,520	-	516,520	-	-	-	-	-	-
Licenses and software	121,758,397	(105,493,668)	16,264,729	118,019,057	(98,930,876)	19,088,181	107,358,267	(81,412,350)	25,945,917
Underwater cable rights	21,832,500	(9,304,504)	12,527,996	21,832,500	(8,576,754)	13,255,746	21,832,500	(7,464,411)	14,368,089
Total	**144,107,417**	**(114,798,172)**	**29,309,245**	**139,851,557**	**(107,507,630)**	**32,343,927**	**129,190,767**	**(88,876,761)**	**40,314,006**

Movement of intangible assets for 2009 and 2008 is detailed as follows:

Movement	Development costs, net ThCh$	Licenses and software, net ThCh$	Underwater cable rights, net ThCh$	Total intangibles, net ThCh$
Beginning balance	-	**19,088,181**	**13,255,746**	**32,343,927**
Additions	516,520	3,739,340	-	4,255,860
Amortization	-	(6,562,792)	(727,750)	(7,290,542)
Movements, sub-total	**516,520**	**(2,823,452)**	**(727,750)**	**(3,034,682)**
Ending balance at 06.30.2009	**516,520**	**16,264,729**	**12,527,996**	**29,309,245**

Movement	Development costs, net ThCh$	Licenses and software, net ThCh$	Underwater cable rights, net ThCh$	Total intangibles, net ThCh$
Beginning balance	-	**25,945,917**	**14,368,089**	**40,314,006**
Additions	-	10,660,790	-	10,660,790
Amortization	-	(17,518,526)	(1,112,343)	(18,630,869)
Movements, sub-total	-	**(6,857,736)**	**(1,112,343)**	**(7,970,079)**
Ending balance at 12.31.2008	-	**19,088,181**	**13,255,746**	**32,343,927**

Licenses correspond to software licenses, which are obtained through non-renewable contracts. Therefore, the Company has defined that they have definite useful lives of 3 years.

Intangible assets are amortized using the straight-line method over their estimated useful lives. Amortization for each period is recognized in the income statement under "Depreciation and Amortization".

Intangible assets are subjected to impairment each time there are indications of a potential loss of value. In the financial statements for 2009 and 2008 no impairment has been recognized.

In the "Additions" column, the main additions for 2009 and 2008 correspond to investments in information applications.

TELEFÓNICA CHILE   S.A. AND SUBSIDIARIES

16.   **Property, plant and equipment**

Property, plant and equipment items for 2009 and 2008 and their corresponding accumulated depreciation are detailed as follows:

Concept	06.30.2009			12.31.2008			01.01.2008		
	Gross property, plant & equipment ThCh$	Accumulated depreciation ThCh$	Net property, plant & equipment ThCh$	Gross property, plant & equipment ThCh$	Accumulated depreciation ThCh$	Net property, plant & equipment ThCh$	Gross property, plant & equipment ThCh$	Accumulated depreciation ThCh$	Net property, plant & equipment ThCh$
Construction in progress	120,003,209	-	120,003,209	89,191,982	-	89,191,982	83,157,667	-	83,157,667
Land	23,251,512	-	23,251,512	23,150,505	-	23,150,505	24,355,712	-	24,355,712
Buildings	703,231,091	(358,966,175)	344,264,916	702,347,554	(348,691,682)	353,655,872	700,193,694	(337,079,728)	363,113,966
Plant and equipment	2,484,758,859	(2,000,314,528)	484,444,331	2,610,651,306	(2,073,352,304)	537,299,002	2,537,817,647	(1,985,219,970)	552,597,677
Information technology equipment	71,567,696	(67,414,626)	4,153,070	71,370,615	(66,349,059)	5,021,556	68,459,539	(64,655,519)	3,804,020
Fixed installations and accessories	27,370,352	(26,079,539)	1,290,813	29,076,625	(26,460,955)	2,615,670	26,962,493	(25,997,842)	964,651
Motor vehicles	598,678	(423,000)	175,678	598,678	(407,213)	191,465	545,592	(378,815)	166,777
Leasehold improvements	1,512,586	(1,130,224)	382,362	1,512,586	(1,062,070)	450,516	7,556,895	(7,436,818)	120,077
Total	**3,432,293,983**	**(2,454,328,092)**	**977,965,891**	**3,527,899,851**	**(2,516,323,283)**	**1,011,576,568**	**3,449,049,239**	**(2,420,768,692)**	**1,028,280,547**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

16. **Property, plant and equipment**, continued

The movements of property, plant and equipment items for 2009 and 2008 and their corresponding accumulated depreciation are detailed as follows:

Movement	Construction in progress	Land	Buildings, net	Plant and equipment, net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Leasehold improvements, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance at December 31, 2008	89,191,982	23,150,505	353,655,872	537,299,002	5,021,556	2,615,670	191,465	450,516	1,011,576,568
Additions	45,443,156	-	-	-	-	-	-	-	45,443,156
Withdrawals	-	(46,824)	(852,154)	(137,779,223)	-	-	-	-	(138,678,201)
Depreciation withdrawals	-	-	562,166	134,886,310	-	-	-	-	135,448,476
Depreciation expense	-	-	(9,143,195)	(63,237,029)	(906,454)	(152,687)	(15,787)	(68,154)	(73,523,306)
Other increases (decreases) (1)	(14,631,929)	147,831	42,227	13,275,271	37,968	(1,172,170)	-	-	(2,300,802)
Balance at June 30, 2009	**120,003,209**	**23,251,512**	**344,264,916**	**484,444,331**	**4,153,070**	**1,290,813**	**175,678**	**382,362**	**977,965,891**

(1) Corresponds to the net movement of transfers from constructions in progress to assets in service, transfers to intangible assets in the amount of ThCh$3,739,256, and transfers performed from inventory to constructions in progress, for installation of investment projects in the amount of ThCh$1,438,454.

Movements of property, plant and equipment items for 2008 are detailed as follows:

Movement	Construction in progress	Land	Buildings, net	Plant and equipment, net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Leasehold improvements, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance at December 31, 2007	83,157,667	24,355,712	363,113,966	552,597,677	3,804,020	964,651	166,777	120,077	1,028,280,547
Additions	147,989,087	-	-	-	-	-	-	-	147,989,087
Transfers from assets of disposal group classified as held for sale	-	(1,429,874)	(776,401)	-	-	-	-	-	(2,206,275)
Withdrawals	-	(292,710)	(3,637,903)	(8,641,453)	(877,361)	(94,707)	-	-	(13,544,134)
Depreciation expense	-	-	(18,181,364)	(126,840,706)	(3,385,722)	(420,740)	(28,339)	(85,786)	(148,942,657)
Other increases (decreases) (1)	(141,954,772)	517,377	13,137,574	120,183,484	5,480,619	2,166,466	53,027	416,225	-
Balance at December 31, 2008	**89,191,982**	**23,150,505**	**353,655,872**	**537,299,002**	**5,021,556**	**2,615,670**	**191,465**	**450,516**	**1,011,576,568**

(1) Corresponds to transfer of assets under construction to assets in service.

TELEFÓNICA CHILE S.A. AND SUBSIDIARIES

16. **Property, plant and equipment**, continued

Additions for 2009 fundamentally show the effect of incorporation of customers home equipment (fixed telephony, broadband, television), long distance transmission equipment and voice and data equipment.

The depreciation expense amounts for the periods ended as of June 30, 2009 and 2008 based on the useful lives determined for the different assets amount to ThCh$73,523,306 and ThCh$76,991,927, respectively.

Material real property originating from net financial leases amounts to ThCh$384,901 and ThCh$388,775, and is recorded in the buildings category for 2009 and 2008, respectively.

Other decreases correspond to transfers from assets under construction to property, plant and equipment.

The net amount of property, plant and equipment items which are temporarily out of service as of June 30, 2009 and 2008 is not significant.

During the normal course of its operations the Company monitors both new and existing assets and their depreciation rates, aligning them to technological evolution and development of the markets in which it competes.

17. **Assets of disposal group classified as held for sale**

Assets of disposal group classified as held for sale correspond to land and buildings that have been destined for sale in accordance with the Company's rationalization program for 2009. For 2009 and 2008, this concept is detailed as follows:

Concept	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Land	537,381	680,180	-
Buildings	1,512,583	1,526,095	-
Total	**2,049,964**	**2,206,275**	**-**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

18. **Equity**

a) **Capital**

As of June 30, 2009 and 2008, the Company's paid-in capital is composed as follows:

Number of shares

Serie	06.30.2009			06.30.2008		
	Number of shares subscribed	Number of shares paid	Number of shares with voting rights	Number of shares subscribed	Number of shares paid	Number of shares with voting rights
A	873,995,447	873,995,447	873,995,447	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638	83,161,638	83,161,638	83,161,638
Total	**957,157,085**	**957,157,085**	**957,157,085**	**957,157,085**	**957,157,085**	**957,157,085**

Capital

Serie	06.30.2009		06.30.2008	
	Subscribed capital ThCh$	Paid-in capital ThCh$	Subscribed capital ThCh$	Paid-in capital ThCh$
A	562,812,438	562,812,438	816,008,941	816,008,941
B	53,552,228	53,552,228	77,644,157	77,644,157
Total	**616,364,666**	**616,364,666**	**893,653,098**	**893,653,098**

b) **Distribution of shareholders**

As established in Circular No. 792 issued by the Superintendency of Securities and Insurance of Chile, the distribution of shareholders based on their participation in the Company as of June 30, 2009 is detailed as follows:

Type of shareholder	Participation percentage %	Number of shareholders
Participation of 10% or more	98.321	3
Less than 10% participation:		
Investment equal to or exceeding UF 200	1.024	361
Investment under UF 200	0.655	9,404
Total	**100**	**9,768**
Company controller	97.89	2

18. **Equity**, continued

b) **Distribution of shareholders,** continued

Modification of the Company's bylaws, related to restrictions and references in conformity with Title XII of Decree Law No. 3,500, which refers, among other things, to the 45% maximum concentration allowed was approved on October 28, 2008 at the Extraordinary Shareholders' Meeting, thus allowing Inversiones Telefónica Internacional Holding Ltda. to acquire 51.85% of the shares of Telefónica Chile S.A. in the takeover bid (OPA) process.

As of December 31, 2008, Telefónica S.A. (Spain), through its subsidiaries Inversiones Telefónica Internacional Holding Ltda. and Telefónica Internacional Chile S.A., holders of 51.85% and 44.9%, respectively, had indirect ownership of 96.75% of the Company's shareholders' equity.

As of June 30, 2009, the indirect participation of Telefónica S.A. (Spain), in the equity of Telefónica Chile, reached 97.89% through Telefónica Internacional Holding Ltda. with 52.99% and Telefónica Internacional Chile S.A. with 44.9%.

c) **Dividends**

i) **Dividends policy**

In accordance with Law No. 18,046, unless a different agreement is adopted unanimously at the Shareholders' Meeting, when there is net income, at least 30% of it must be distributed as dividends.

At the Ordinary Shareholders' Meeting held on April 14, 2005, considering the cash situation, the projected levels of investment and solid financial indicators, the dividends distribution policy was modified, and the shareholders agreed to distribute 100% of net income generated during the respective year through an interim dividend in November of each year and a final dividend in May of the following year.

ii) **Capital decrease and dividends distributed**

Modification of the Company's bylaws was approved at the Extraordinary Shareholders' Meeting held on April 14, 2008 in order to make a capital decrease of ThCh$39,243,441, for the purpose of distributing additional cash to the shareholders in 2008. That capital distribution was equivalent to Ch$41 per share.

A capital decrease of ThCh$326,862,636 was approved at the Extraordinary Shareholders' Meeting on April 23, 2009 for the purpose of capitalizing reserves for accumulated losses recognized in the process of adoption of IFRS.

18. **Equity**, continued

c) **Dividends,** continued

ii) **Capital decrease and dividends distributed,** continued

The Company has distributed the following dividends during the reported periods:

Date	Dividend number	Dividend	Amount distributed ThCh$	Value per share Ch$	Charge to net income for	Payment date
04-13-2007	173	Final	12,866,433	13.4423400	2006	May,2007
10-24-2007	174	Interim	5,742,943	6.0000000	As of September 30, 2007	May, 2008
04-14-2008	175	Final	5,050,016	5.2760580	2007	June, 2008
11-19-2008	176	Interim	5,742,943	6.0000000	2008	March, 2008
04-23-2009	177	Final	11,874,483	12.4059900	2008	September, 2009

d) **Other reserves**

Other Reserves are composed of the balances which are detailed as follows:

Concept	As of 12.31.2008 ThCh$	Movement, net ThCh$	As of 06.30.2009 ThCh$
Proposed dividends reserve	-	(22,483,417)	(22,483,417)
Employee benefits reserve	(10,081,253)	-	(10,081,253)
Cash flow reserve	(1,683,880)	865,605	(818,275)
Other	-	5,494	5,494
Total	**(11,765,133)**	**(21,612,318)**	**(33,377,451)**

Nature and purpose of other reserves

i) **Staff severance indemnities post employment benefits reserve**

Corresponds to the amounts recorded in shareholders' equity generated by the change in the actuarial hypotheses of the post employment benefits provision.

ii) **Cash flow reserve**

Transactions designated as expected cash flow transaction hedges are probable, and where the Company can carry out the transaction, the Company has the positive intention and ability to consummate the expected transaction. Expected transactions designated in our cash flows hedges are maintained as probably occurring on the same date and amount originally designated; otherwise, the ineffectiveness has been measured and recorded when appropriate.

iii) **Proposed dividends reserve**

Corresponds to income for the period, which according to the current bylaws will be fully distributed as dividends to shareholders.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

18. **Equity**, continued

e) **Minority interests**

Minority interests correspond to the recognition of the portion of equity and income of subsidiaries belonging to third parties. For the periods ended as of June 30, 2009 and 2008, respectively, this concept is detailed as follows:

Subsidiaries	Minority interests percentage		Minority interests equity		Participation in income revenue (loss)	
	2009 %	2008 %	2009 ThCh$	2008 ThCh$	2009 ThCh$	2008 ThCh$
Telefónica Larga Distancia S.A.	0.083	0.124	157,113	188,922	10,972	18,013
Fundación Telefónica	50	50	(129,976)	(48,818)	(81,159)	(195,887)
Telefónica Gestión de Servicios Compartidos Chile S.A.	0.001	0.001	12	8	3	2
Total			**27,149**	**140,112**	**(70,184)**	**(177,872)**

19. **Profit per share**

Profits per share are detailed as follows:

Basic profit per share	04.01.09 to 06.30.09 ThCh$	06.30.2009 ThCh$	04.01.08 to 06.30.08 ThCh$	06.30.2008 ThCh$
Earning attributable to holders of instruments of participation in the net equity of the parent	10,844,688	22,413,233	7,966,055	17,748,114
Income available for common shareholders, basic	10,844,688	22,413,233	7,966,055	17,748,114
Weighted average number of shares, basic	957,157,085	957,157,085	957,157,085	957,157,085
Basic profit per share in thousands	**0.0113**	**0.0234**	**0.0083**	**0.0185**

Earning per share figures have been calculated dividing the respective income amount by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or other equity securities. Consequently, there are no potentially diluting effects on income per share.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

20.   **Interest-bearing loans**

Current and non-current loans accruing interest is detailed as follows:

Concept	06.30.2009		12.31.2008		01.01.2008	
	Current ThCh $	Non-current ThCh $	Current ThCh $	Non-current ThCh $	Current ThCh $	Non-current ThCh $
Bank loans	128,003,424	159,216,068	128,357,903	266,756,643	76,325,196	243,046,267
Bonds	3,007,264	197,018,798	1,681,627	72,981,753	1,573,268	67,717,704
Financial leases	23,476	187,052	18,693	206,058	17,558	204,989
Total	**131,034,164**	**356,421,918**	**130,058,223**	**339,944,454**	**77,916,022**	**310,968,960**

Financial leases are included in the buildings category (see note on property, plant and equipment). The present value of minimum net long-term lease payments is ThCh$211,094, ThCh$237,711 and ThCh$224,751 as of June 30, 2009 and January 1 and December 31, 2008, respectively. Total imputable interest is ThCh$74,244.

Financing

On June 12, 2008, the Company renegotiated an international loan in the amount of US$150 million. The international bank loan has been structured as a "club deal", with the participation of the following banks: Banco Santander, Banesto, Bank of Tokyo, BBVA, Caja Madrid, EDC and Rabobank. The funds were used to refinance a syndicated loan that was to mature in December 2008.

On April 15, 2009 Telefónica Chile placed Series N 5-year bullet bonds in the amount of UF 5 million (equivalent to Ch$106,000 million) in the Bolsa de Comercio de Santiago, at an annual rate of UF + 3.23%.

Likewise, on April 22, 2009 Series M 5-year bullet bonds in the amount of ThCh$20,500,000 were placed in the same stock exchange at an annual rate of 6.05%.

The classification of both series is "AA-" and "AA" by Fitch Ratings and ICR, respectively. Both operations were led by BBVA.

On April 23, 2009 the Company prepaid the debt maintained with the Calyon Bank in the amount of US$100,000,000 (equivalent to ThCh$57,000,000).

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

20. **Interest-bearing loans**, continued

a) Interest-bearing loans for 2009 are detailed as follows:

Class	Taxpayer no.	Creditor	Currency	Amortization	Effective rate	Nominal rate	Nominal value (millions)	Term	Current					Non-current		
									Expiration				Total current as of 06.30.2009	Expiration		Total current as of 06.30.2009
									Undetermined	Up to 1 month	1 to 3 months	3 to 12 months		1 to 5 years	5 years and over	
									ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Syndicated loan	0-E	Calyon, New York y otros	US$	Upon expiration	0.84%	0.68%	US$ 100	2009	-	4,040	-	53,126,511	53,130,551	-	-	-
Syndicated loan	0-E	BBVA Bancomer y otros	US$	Upon expiration	1.46%	1.37%	US$ 150	2011	-	-	117,204	-	117,204	79,716,009	-	79,716,009
Syndicated loan	0-E	BBVA Bancomer y otros	US$	Upon expiration	1.74%	1.60%	US$ 150	2013	-	-	86,993	-	86,993	79,500,059	-	79,500,059
Syndicated loan		Banco Santander	UF	Upon expiration	1.81%	1.75%	UF 3,555	2010	-	-	-	74,668,676	74,668,676	-	-	-
Total bank loans									**-**	**4,040**	**204,197**	**127,795,187**	**128,003,424**	**159,216,068**	**-**	**159,216,068**
Bond Serie F		Banco Bice	UF	Biannual	6.33%	6.00%	UF 1,500	2016	-	-	-	1,591,014	1,591,014	3,679,133	5,193,761	8,872,894
Bond Serie L		Banco Chile	UF	Upon expiration	4.44%	3.75%	UF 3,000	2012	-	-	-	42,611	42,611	61,856,377	-	61,856,377
Bond Serie M		BBVA	CLP	Upon expiration	6.07%	6.05%	$ 20,5	2014	-	-	-	293,807	293,807	20,580,370	-	20,580,370
Bond Serie N		BBVA	UF	Upon expiration	3.21%	3.50%	UF 5,000	2014	-	-	-	1,079,832	1,079,832	105,709,157	-	105,709,157
Total bonds									**-**	**-**	**-**	**3,007,264**	**3,007,264**	**191,825,037**	**5,193,761**	**197,018,798**
Financial rental			UF	Monthly		8.10%	-	2016	-	1,874	3,792	17,810	23,476	137,466	49,586	187,052
Total financial rental									**-**	**1,874**	**3,792**	**17,810**	**23,476**	**137,466**	**49,586**	**187,052**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

20. **Interest-bearing loans**, continued

b) Interest-bearing loans for 2008 are detailed as follows:

Class	Taxpayer no.	Creditor	Currency	Amortization	Effective rate	Nominal rate	Nominal value (millions)	Term	Current					Non-current		Total current as of 12.31.2008
									Expiration				Total current as of 12.31.2008	Expiration		
									Undetermined	Up to 1 month	1 to 3 months	3 to 12 months		1 to 5 years	5 years and over	
									ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Syndicated loan	0-E	Calyon, New York y otros	US$	Upon expiration	2.06%	1.88%	US$ 200	2009	-	-	59,667	127,169,246	127,228,913	-	-	-
Syndicated loan	0-E	BBVA Bancomer y otros	US$	Upon expiration	3.65%	3.53%	US$ 150	2011	-	-	476,141	-	476,141	95,428,542	-	95,428,542
Syndicated loan	0-E	BBVA Bancomer y otros	US$	Upon expiration	3.05%	2.89%	US$ 150	2013	-	-	260,986	-	260,986	95,077,076	-	95,077,076
Syndicated loan		Banco Santander	UF	Upon expiration	2.69%	2.61%	UF 3,555	2010	-	-	-	391,863	391,863	76,251,025	-	76,251,025
Total bank loans									**-**	**-**	**796,794**	**127,561,109**	**128,357,903**	**266,756,643**	**-**	**266,756,643**
Bono Serie F		Banco Bice	UF	Biannual	6.33%	6.00%	UF 1,500	2016	-	-	-	1,640,913	1,640,913	7,565,070	2,269,521	9,834,591
Bono Serie L		Banco Chile	UF	Upon expiration	4.44%	3.75%	UF 3,000	2012	-	-	-	40,714	40,714	63,147,162	-	63,147,162
Total bonds									**-**	**-**	**-**	**1,681,627**	**1,681,627**	**70,712,232**	**2,269,521**	**72,981,753**
Financial rental			UF	Monthly	-	8.10%	-	2016	-	1,455	2,964	14,274	18,693	148,490	57,568	206,058
Total financial rental									**-**	**1,455**	**2,964**	**14,274**	**18,693**	**148,490**	**57,568**	**206,058**

Class	Taxpayer no.	Creditor	Currency	Amortization	Effective rate	Nominal rate	Nominal value (millions)	Term	Current					Non-current		Total current as of 01.01.2008
									Expiration				Total current as of 01.01.2008	Expiration		
									Undetermined	Up to 1 month	1 to 3 months	3 to 12 months		1 to 5 years	5 years and over	
									ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Syndicated loan	0-E	Calyon, New York y otros	US$	Upon expiration	5.47%	5.26%	US$ 200	2009	-	-	145,202	-	145,202	99,076,168	-	99,076,168
Syndicated loan	0-E	BBVA Bancomer y otros	US$	Upon expiration	5.37%	5.23%	US$ 150	2011	-	-	606,111	-	606,111	74,301,570	-	74,301,570
Syndicated loan	0-E	Citibank New York	US$	Upon expiration	5.41%	5.21%	US$ 150	2013	-	-	560,502	74,533,500	75,094,002	-	-	-
Syndicated loan		Banco Santander	UF	Upon expiration	3.27%	3.18%	UF 3,555	2010	-	-	-	479,881	479,881	69,668,529	-	69,668,529
Total bank loans									**-**	**-**	**1,311,815**	**75,013,381**	**76,325,196**	**243,046,267**	**-**	**243,046,267**
Bono Serie F		Banco Bice	UF	Biannual	6.31%	6.00%	UF 1,500	2016	-	-	-	1,554,724	1,554,724	6,910,280	3,455,147	10,365,427
Bono Serie L		Banco Chile	UF	Upon expiration	4.44%	3.75%	UF 3,000	2012	-	-	-	18,544	18,544	57,352,277	-	57,352,277
Total bonds									**-**	**-**	**-**	**1,573,268**	**1,573,268**	**64,262,557**	**3,455,147**	**67,717,704**
Financial rental			UF	Monthly		8.10%	-	2016	-	1,391	2,820	13,347	17,558	123,321	81,668	204,989
Total financial rental									**-**	**1,391**	**2,820**	**13,347**	**17,558**	**123,321**	**81,668**	**204,989**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

21. **Deferred revenue**

Deferred income is detailed as follows:

Deferred income	06.30.2009		12.31.2008		01.01.2008	
	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	5,034,107	3,930,500	5,223,941	4,153,591	13,278,153	4,361,390
Endowments	6,968,154	971,440	16,968,004	51,242	18,172,230	40,211
Eliminations/applications	(8,598,024)	(113,967)	(17,157,838)	(274,333)	(26,226,442)	(248,010)
Movement sub-total	**(1,629,870)**	**857,473**	**(189,834)**	**(223,091)**	**(8,054,212)**	**(207,799)**
Ending balance	**3,404,237**	**4,787,973**	**5,034,107**	**3,930,500**	**5,223,941**	**4,153,591**

22. **Employee benefits and expenses**

a) Post employment benefits

Post employment benefits for 2009 and 2008 are detailed as follows:

Concept	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Termination benefits, current	3,530,611	2,898,105	1,996,786
Termination benefits, non-current	42,878,285	42,464,712	30,838,659
Total	**46,408,896**	**45,362,817**	**32,835,445**

Post employment provision movements for 2009 and 2008 are detailed as follows:

Movement	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Beginning balance	45,362,817	32,835,445	30,929,501
Costs for past services	1,253,580	6,336,454	2,862,257
Interest costs	1,239,422	1,579,385	1,855,770
Actuarial (profits)/losses	(178,788)	8,015,393	-
Benefits paid	(1,268,135)	(3,403,860)	(2,812,083)
Movement sub-total	**46,408,896**	**45,362,817**	**32,835,445**

Actuarial assumptions used for 2009 and 2008 are detailed as follows:

Actuarial hypotheses used	06.30.2009	12.31.2008	01.01.2008
Discount rate	4.81%	4.81%	6.00%
Expected salary increase rate	1.50%	1.50%	1.50%
Mortality table	RV-2004	RV-2004	RV-85
Turnover rate	5.46%	5.46%	2.34%

"Post employment benefits" are calculated by an external qualified actuary, using market variables and estimations in accordance with actuarial calculation methodology.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

22.   **Employee benefits and expenses** continued

b) **Employee expenses**

Employee expenses are detailed as follows:

Concept	04.01.09 to 06.30.09 ThCh$	06.30.2009 ThCh$	04.01.08 to 06.30.08 ThCh$	06.30.2008 ThCh$
Wages and salaries	20,142,696	40,143,432	17,569,995	34,613,599
Post employment benefit obligations expense	1,114,984	2,154,668	1,902,340	2,948,536
Other personnel expenses	4,735,988	7,446,018	5,854,966	9,935,776
Total	**25,993,668**	**49,744,118**	**25,327,301**	**47,497,911**

23.   **Trade and other payables**

Trade and other payables are detailed as follows:

Concept	06.30.2009 Current ThCh$	12.31.2008 Current ThCh$	01.01.2008 Current ThCh$
Debts due to purchases or services provided	72,715,977	102,029,176	120,356,579
Real property providers	36,553,846	59,144,482	26,841,124
Dividends pending payment	35,809,666	13,470,974	6,771,524
Accounts payable to personnel	8,312,835	14,487,260	8,473,852
Other	19,689,480	8,269,759	5,306,686
Total	**173,081,804**	**197,401,651**	**167,749,765**

Debts due to purchases or services provided corresponding to foreign and domestic suppliers for June 30, 2009, December 31 and January 1, 2008 are detailed as follows:

Debts due to purchases or services provided	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Domestic	60,000,825	93,039,321	111,063,832
Foreign	12,715,152	8,989,855	9,292,747
Total	**72,715,977**	**102,029,176**	**120,356,579**

24.   **Provisions**

The balance of provisions is composed of:

Concept	06.30.2009 ThCh$	12.31.2008 ThCh$	01.01.2008 ThCh$
Legal and regulatory	2,351,467	2,303,708	10,622,554
Tax	4,768,628	4,768,628	5,608,288
Total	**7,120,095**	**7,072,336**	**16,230,842**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

24. **Provisions**, continued

The composition of provision for 2009 and 2008 is detailed as follows:

Movement	06.30.2009 ThCh$	12.31.2008 ThCh$
Beginning balance	**7,072,336**	**16,230,842**
Increase in existing provisions	47,759	1,298,409
Provision used	-	(10,496,190)
Other increase	-	39,275
Movement sub-total		**(9,158,506)**
Ending balance	**7,120,095**	**7,072,336**

25. **Revenue and expenses**

a) **Ordinary revenues and expenses**

Revenue for 2009 and 2008 is detailed as follows:

Classes of ordinary income	04.01.09 to 06.30.09 ThCh$	06.30.2009 ThCh$	04.01.08 to 06.30.08 ThCh$	06.30.2008 ThCh$
Sale of goods	4,233,846	7,851,599	3,187,061	7,354,601
Services rendered	165,322,947	336,303,944	177,022,013	350,134,662
Total	**169,556,793**	**344,155,543**	**180,209,074**	**357,489,263**

Other operating income for 2009 and 2008 is detailed as follows:

Other revenues	04.01.09 to 06.30.09 ThCh$	06.30.2009 ThCh$	04.01.08 to 06.30.08 ThCh$	06.30.2008 ThCh$
Work performed for real property	2,365,659	4,559,684	2,318,034	4,443,628
Other current management revenues	1,582,250	2,843,245	55,256	147,351
Benefits from alienation of material real estate	498,054	785,847	1,530,642	1,543,498
Total	**4,445,963**	**8,188,776**	**3,903,932**	**6,134,477**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

25. Revenue and expenses, continued

a) Ordinary revenues and expenses, continued

Other miscellaneous operating expenses for 2009 and 2008 are detailed as follows:

Other expenses	04.01.09 to 06.30.09	06.30.2009	04.01.08 to 06.30.08	06.30.2008
	ThCh$	ThCh$	ThCh$	ThCh$
Interconnections	20,371,488	45,822,016	27,750,667	57,378,770
Media rental	10,755,100	21,717,840	8,254,053	15,857,569
Cost of sale of equipment and cards	1,192,872	4,820,378	3,641,352	6,180,046
Other exterior services	10,574,425	21,872,079	12,089,574	23,858,037
Sales commissions	6,747,360	12,377,130	6,775,173	12,940,968
Customer service	6,105,879	12,051,297	6,021,895	11,821,443
Plant maintenance	8,831,174	16,276,290	6,449,008	12,664,503
Allowance for doubtful accounts	7,667,729	16,481,196	8,736,442	16,794,969
Fines, sanctions, contingencies	370,234	956,870	1,031,030	1,031,030
Cost of utilities	4,024,513	8,209,434	4,156,115	7,996,894
Advertising	2,067,417	4,033,961	2,129,895	3,977,235
Computer services	4,656,000	9,900,591	5,186,493	10,243,316
Other	5,615,933	7,264,246	7,174,471	12,432,358
Total	**88,980,124**	**181,783,328**	**99,396,168**	**193,177,138**

b) Financial revenues and expenses

Net financial costs for 2009 and 2008 are detailed as follows:

Financial costs, net	04.01.09 to 06.30.09	06.30.2009	04.01.08 to 06.30.08	06.30.2008
	ThCh$	ThCh$	ThCh$	ThCh$
Financial revenues				
Interest earned on deposits	705,557	1,891,357	1,286,084	2,676,849
Interest earned on investments	200,888	451,690	52,505	104,850
Other financial revenues	370,128	835,502	39,909	98,758
Total financial revenues	**1,276,573**	**3,178,549**	**1,378,498**	**2,880,457**
Financial costs				
Interest on bank loans	1,241,888	3,278,314	2,746,476	5,847,333
Interest on obligations and bonds	1,933,222	2,774,787	930,771	1,666,632
Financial lease	6,777	16,465	6,667	13,659
Interest rate hedges (cross currency wwap)	2,093,795	6,098,345	3,405,996	5,738,208
Other financial costs	(232,179)	169,221	(77,225)	244,303
Total financial costs	**5,043,503**	**12,337,132**	**7,012,685**	**13,510,135**
Total, net	**(3,766,930)**	**(9,158,583)**	**(5,634,187)**	**(10,629,678)**

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

26. **Contingencies and restrictions**

a) **Lawsuit against the State of Chile**

i) Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff setting process of 1999, in 2002 the Company filed a lawsuit for damages against the Government in the amount of ThCh$181,038,411, plus readjustments and interest, covering past and future damages incurred up to May 2004.

As of June 30, 2009, the judicial process is at the sentencing stage.

ii) Telefónica Chile and Telefónica Larga Distancia filed a damage indemnity complaint against the Government of Chile in an ordinary treasury lawsuit, claiming damages caused due to modification of telecommunications networks in respect to the works carried out by highway concessionaries from 1996 to 2000.

iii) The amount of damages claimed, consisting of both companies having been forced to pay to transfer their telecommunications networks due to the construction of public works concessions protected by the Concessions Law, is detailed as follows:

    a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$1,929,207
    b.- Telefónica Larga Distancia S.A.: ThCh$2,865,209

On March 24, 2008, the final first instance sentence was issued rejecting the complaint without costs. This sentence has been appealed.

b) **Lawsuits**

i) **Voissnet S.A.**

On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged cross subsidy in the joint commercialization of its broadband and fixed telephone services, taking advantage of its dominant position in those markets.

Telefónica Chile in its answer requested that the complaint be rejected, with costs, since the voice and broadband package offers are due to a competitive dynamic, and said that it has not incurred in practices that are contrary to the practice of free competition. The evidence stage has been completed.

On August 29, 2008, Voissnet filed a second complaint against Telefónica Chile before the TDLC, this time for alleged bundled sale in the commercialization of broadband with telephone services.

Telefónica Chile answered the complaint and requested full rejection, with costs. The TDLC decided that both processes should be combined.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

26. **Contingencies and restrictions**, continued

b) **Lawsuits,** continued

ii) **Manquehue Net**

On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net in the amount of ThCh$3,647,689, in addition to the sums accrued during substantiation of the proceeding, before the mixed arbitration court of Mr. Victor Vial del Río. On the same date, Manquehue Net filed a complaint regarding compliance with discounts (in the amount of Ch$2,295 million), in addition to a complaint regarding the obligation to perform (signing of 700 service contract).

On April 11, 2005, the Arbitrator issued the first sentence accepting the complaint made by Telefónica Chile and sentencing Manquehue Net to pay approximately Ch$452 million and at the same time accepted the complaint of Manquehue Net condemning Telefónica Chile to pay Ch$1,021 million.

Telefónica Chile filed appeals against both sentences, currently pending before the Santiago court of Appeals

iii) **Lawsuit filed by Telmex Servicios Empresariales S.A.**

Telmex Servicios Empresariales S.A. filed a complaint before the TDLC against Telefónica Chile,for alleged anti-competition actions related to the process of awarding concession of the 3,400 – 3,600 MHz band for local wireless public service, requesting that it be condemned to pay a government fine in the amount of 18,000 UTA.

On January 30, 2009 the Antitrust Commission rejected the complaint, without costs. Telmex filed an appeal before the Supreme Court, which is currently pending.

Telefónica Chile and Telefónica Larga Distancia were sued by Telmex Servicios Empresariales S.A. before the TDLC (Case No. C 181-2008) for the execution of acts contrary to free competition in providing long-distance services through the Telefónica Chile prepayment card denominated "Tarjeta Línea Propia" (TLP), requesting a fine of Ch$9,036 million for each of the companies.

The complaint was answered, requesting full rejection, with costs.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

26. **Contingencies and restrictions**, continued

b) **Lawsuits,** continued

iv) **Other lawsuits**

During the last quarter of 2007, resolutions passed by the Ministry of Transport and Telecommunications were issued, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to Unidad Tributaria Mensual (UTM, an inflation-indexed monetary unit used for tax and fine purposes) 33,700. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company's income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

v) **Labor lawsuits**

During the normal course of operations labor lawsuits have been filed against the Company, which to date do not represent significant contingencies.

vi) **Tax processes**

There are certain current tax proceedings arising from settlements claimed, the amounts of which are being discussed.

c) **Financial restrictions**

In order to be able to develop its investment plans, the Company has obtained financing both in the local and foreign market (note 20), which establish, among other things, clauses on the maximum indebtedness that the Company can incur. The maximum debt to equity ratio established is 2.50.

Non-compliance with this clause implies that all obligations assumed in these financing contracts are considered to have expired.

As of June 30, 2009, the Company complied with the financial restriction.

TELEFÓNICA CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

26. Contingencies and restrictions, continued

d) Guarantee deposits

Guarantee deposits are detailed as follows:

Guarantee creditor	Debtor		Type of guarantee	Current guarantee deposits	Liberated guarantees		
	Name	Relationship		M$	2009 M$	2010 M$	2011 y más M$
Director de Vialidad VI Región	TCH	Parent Company	Deposit	52,333	-	-	52,333
Municipalidad de lo Barnechea	TCH	Parent Company	Deposit	10,467	-	-	10,467
Metro S.A.	TCH	Parent Company	Deposit	85,535	16,617	1,884	67,034
Municipalidad de Macul	TCH	Parent Company	Deposit	7,433	-	-	7,433
Municipalidad de Peñalolen	TCH	Parent Company	Deposit	6,280	6,280	-	-
Municipalidad de Renca	TCH	Parent Company	Deposit	5,233	5,233	-	-
Municipalidad de San Bernardo	TCH	Parent Company	Deposit	11,558	-	-	11,558
Municipalidad de Santiago	TCH	Parent Company	Deposit	18,138	-	-	18,138
Rentas e Inversiones Viña del Mar Ltda.	TCH	Parent Company	Deposit	5,918	-	-	5,918
SCL Terminal Aéreo Santiago	TCH	Parent Company	Deposit	31,400	-	31,400	-
Serviu Región Metropolitana	TCH	Parent Company	Deposit	37,852	4,301	2,006	31,545
Subsecretaria de Telecomunicaciones	TCH	Parent Company	Deposit	588,121	44,273	533,381	10,467
Telefónica Móviles de Chile	TCH	Parent Company	Deposit	10,467	-	-	10,467
Otras Garantías	TCH	Parent Company	Deposit	36,575	11,884	5,884	18,807
Cámara de Diputados de Chile	TLD	Subsidiary	Deposit	17,000	-	-	17,000
Consejo de Defensa del Estado	TLD	Subsidiary	Deposit	1,285	-	1,285	-
Dirección de Compras y Contratación Pública	TLD	Subsidiary	Deposit	5,000	5,000	-	-
Director Regional de Vialidad XII Reg.	TLD	Subsidiary	Deposit	115,718	-	-	115,718
SCL Terminal Aéreo Santiago	TLD	Subsidiary	Deposit	31,400	-	31,400	-
Subsecretaria de Telecomunicaciones	TLD	Subsidiary	Deposit	1,030,536	-	1,030,536	-
Tesorería del estado Mayor gral. Del Ejerc.	TLD	Subsidiary	Deposit	10,000	-	-	10,000
Otras Garantías	TLD	Subsidiary	Deposit	478	73	-	405
Aguas Andinas S.A.	TEM	Subsidiary	Deposit	56,926	-	56,926	-
Banco Penta	TEM	Subsidiary	Deposit	45,000	-	-	45,000
Cámara de Comercio de Santiago	TEM	Subsidiary	Deposit	83,732	-	-	83,732
Comisión Adm. Del Sist. De Créditos E.S.	TEM	Subsidiary	Deposit	87,291	-	87,291	-
Corporación Adm. Del Poder Judicial	TEM	Subsidiary	Deposit	119,389	59,389	-	60,000
Dir. Nac. De Logística de Carabineros	TEM	Subsidiary	Deposit	801,400	-	801,400	-
Dirección Nacional de Gendarmería de Chile	TEM	Subsidiary	Deposit	88,577	88,577	-	-
Fondo para Hospitales de Carabineros	TEM	Subsidiary	Deposit	82,000	-	-	82,000
Municipalidad de Arica	TEM	Subsidiary	Deposit	94,310	-	-	94,310
Inst. de Normalización Previsional	TEM	Subsidiary	Deposit	104,791	104,791	-	-
Instituto de Desarrollo Agropecuario	TEM	Subsidiary	Deposit	116,136	-	116,136	-
Ministerio del Interior	TEM	Subsidiary	Deposit	344,212	302,022	-	42,190
Mutual de Seguridad C.CH.C.	TEM	Subsidiary	Deposit	65,164	-	-	65,164
SCL Terminal Aéreo Santiago	TEM	Subsidiary	Deposit	90,179	90,179	-	-
Servicio de Salud Metropolitano	TEM	Subsidiary	Deposit	79,066	79,066	-	-
Servicio de Salud Metropolitano Oriente	TEM	Subsidiary	Deposit	111,992	111,992	-	-
Servicio de Salud Metropolitano Central	TEM	Subsidiary	Deposit	68,541	68,541	-	-
Servicio de Salud Metropolitano Sur	TEM	Subsidiary	Deposit	47,827	43,827	-	4,000
Servicio de Salud Viña del Mar - Quillota	TEM	Subsidiary	Deposit	68,711	68,711	-	-
Servicio Nacional de Aduanas	TEM	Subsidiary	Deposit	65,011	-	-	65,011
Subsecretaria de Educación	TEM	Subsidiary	Deposit	80,000	80,000	-	-
Subsecretaría de Redes Asistenciales	TEM	Subsidiary	Deposit	90,048	90,048	-	-
Superintendencia de Salud	TEM	Subsidiary	Deposit	103,314	-	103,314	-
Universidad de Concepción	TEM	Subsidiary	Deposit	125,598	125,598	-	-
Otras Garantías	TEM	Subsidiary	Deposit	1,384,565	833,112	350,156	201,297
Subsecretaría de Transporte	TSGC	Subsidiary	Deposit	356	356	-	-
Telefónica Empresas S.A.	TMM	Subsidiary	Deposit	8,373	-	-	8,373
Total				**6,531,236**	**2,239,870**	**3,152,999**	**1,138,367**

TCH: Telefónica Chile S.A.
TGSC: Telefónica .Gestión de Servicios Compartidos Chile S.A.
TEM: Telefónica Empresas Chile S.A.
TLD: Telefónica Larga Distancia S.A.
TMM: Telefónica Multimedia S.A.

TELEFÓNICA CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

27. **Environment**

In the opinion of management and its legal counsel and since the nature of the operations of the Company does not directly or indirectly affect the environment, as of the closing date of these financial statements, the Company has not committed resources or made payments derived from non-compliance with municipal ordinances or those of other supervising organizations.

The Company reviewed its real estate lease agreements with private entities and government agencies involving locations where certain of the Company's assets are installed, such as digital switchboards, radio stations, antennas and other equipment regarding potential obligations at the end of the term or expiratoin of the lease contract considering the term of the contracts and renewal conditions. No significant obligations were identified on the basis of these contracts since:

- The Telecommunications Law in Chile states that the Company, as a public service supplier, has a right to maintain its assets on third party property and cannot be forced to remove then without its consent.

- On the basis of historical evidence, most of the lease agreements are renewed. For the leases that were not renewed significant withdrawal costs were incurred.

28. **Financial risk management**

a) **Competition**

Telefónica Chile faces strong competition in all its business areas and believes that this high level of competitiveness will be maintained. In order to confront this situation, the Company permanently adapts its business strategies and products, seeking to satisfy the demands of its current and potential customers, innovating and developing excellence in its attention.

b) **New tariff decree**

Approximately 8% of the Company's income for 2009 is subject to tariff regulation. Tariff setting for the new 5 year period, beginning in May 2009, could affect its income and level of market competitiveness.

c) **Technological changes**

The telecommunications industry is a sector that is subject to quick and important technological progress and the introduction of new products and services. It is not possible to be certain about what the effect of such technological changes on the market or on Telefónica Chile will be or to be certain that the disbursement of significant financial resources will not be required to develop or implement new and competitive technologies, nor can the Company anticipate whether those technologies or services will be substitutive or complementary to the products and services it currently offers. Telefónica Chile is constantly evaluating the incorporation of new technologies to the business, taking into consideration both the costs and benefits.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

28.   **Financial risk management,** continued

d)   **Level of Chilean economic activity**

Since the Company's operations are located in Chile, these are sensitive to and dependent on the country's level of economic activity. In periods of low economic growth, high unemployment rates and reduced internal demand, there has been a negative impact on the local and long distance telephone traffic, as well as on the level of customer default.

e)   **Financial risk management objectives and polices**

The Company's main financial liabilities, in addition to derivatives, comprise bank loans and bond obligations, accounts payable and other accounts payable. The main purpose of those financial liabilities is to obtain financing for the Company's operations. The Company has trade receivables, cash and short-term deposits, which arise directly from its operations. The Company also has derivative transactions.

The Company is exposed to market risk, credit risk and liquidity risk.

The Company's Management supervises that financial risks are identified, measured and managed in accordance with defined policies. All activities derived from risk management are carried out by specialist teams with adequate skills, experience and supervision. It is the Company's policy that there is no commercialization of derivatives for speculative purposes.

The policies for managing such risks, which are reviewed and ratified by the Board of Directors, are summarized below:

Market risk

Market risk is the risk of fluctuation in the fair value of future cash flows of a financial instrument due to changes in market prices. Market prices comprise three types of risks: interest rate risk, exchange rate risk and other price risks, such as equity risk. Financial instruments affected by market risk include loans, deposits, investments held for sale and derivative financial instruments.

Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value of future cash flows of a financial derivative due to changes in market interest rates. The Company's exposure to the risk of changes in market interest rates is mainly related to the Company's long-term debt obligations with variable interest rates.

The Company manages its interest rate risk maintaining a balanced portfolio of loans and debts at variable and fixed interest rates. The Company has interest rate swaps in which it agrees to interchange, at certain intervals, the difference between the amounts of fixed and variable interest rates, calculated in reference to a notional agreed upon capital amount. These swaps are designated to hedge underlying debt obligations.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

28. **Financial risk management,** continued

e) **Financial risk management objectives and polices,** continued

Foreign currency risk

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rates. The Company's exposure to exchange variation risks is related mainly to its operating activities (when income or expenses are denominated in a currency other than the Company's functional currency). The Company's main risk lies in its obligations, and these are 100% hedged.

It is the Company's policy to negotiate the terms of hedge derivatives to match the terms of the hedged items in order to maximize the effectiveness of the hedge.

Credit risk

Credit risk is the risk that a counterpart may not fulfill its obligations under a financial instrument or customer contract, which leads to a financial loss. The Company is exposed to credit risk from its operating activities (mainly due to receivables and credit notes) and from its financial activities, including bank deposits, transactions in foreign currency and other financial instruments.

Credit risk related to customer loans is managed in accordance with the policies, procedures and controls established by the Company to manage customer credit risk. Customer credit quality is evaluated in an ongoing manner. Outstanding customer charges are supervised. The maximum exposure to credit risk as of the report presentation date is the value of each class of financial asset.

Credit risk related to balances with banks, financial instruments and negotiable values is managed by the Finance Management Department in conformity with the Company's policies. Surplus funds are only invested with an approved counterpart and within the credit limits assigned to each entity. Counterpart limits are reviewed annually, and can be updated during the year. The limits are established to reduce counterpart risk concentration to a minimum.

Liquidity risk

The Company manages its commitments so that cash at the beginning of the year plus cash generated during the next twelve months must be capable of covering its financial obligations during the same term.

The Company monitors its risk of lack of funds using a recurrent liquidity planning tool. The Company's objective is to maintain a short-term investment profile that minimizes the need to obtain external short-term financing.

Capital management

Capital includes shares and equity attributable to the parent company less unrealized net income reserves.

Notes to the Consolidated Financial Statements , continued

(Translation of financial statements originally issued in Spanish – see Note 2)

28. **Financial risk management,** continued

   e) **Financial risk management objectives and polices,** continued

   Capital management, continued

   The Company's main objective with respect to capital management is to ensure that it has a strong credit rating and prosperous capital ratios to support its business and maximize shareholder value.

   The Company manages its capital structure and makes adjustments to it in response to changes in economic conditions.

   There were no changes in the objectives, policies or processes during the periods ended as of June 30, 2009 and December 31, 2008..

29. **Subsequent events**

   On July 17, 2009, Telefónica Chile was notified of the sentence issued by the 3rd Civil Court of Santiago in a damage indemnity lawsuit for which the complaint filed against the government of Chile was rejected. The deadline for appeal expires on July 29, 2009.

   Likewise, at the Ordinary Meeting held on Wednesday, July 22, the Board of Directors of Telefónica Chile agreed to appeal against the first sentence handed down by the 3rd Civil Court of Santiago, which rejected the complaint filed by the Company for damages derived from errors in the tariff setting for the 1999-2004 five-year period.

   In the period from January 1 to July 22, 2009, there have been no other significant subsequent events that affect these financial statements.

Juan Cuevas Villegas	Oliver Alexander Flögel
Accounting Manager (I)	**General Manager**



MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended as of
June 30, 2009 and 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Management's Discussion and Analysis is a complementary report to the financial statements and notes, therefore it should be read together with the Consolidated Financial Statements.

CONTENTS

1.   HIGHLIGHTS

Telefónica Chile

Name change

The Extraordinary Shareholders' Meeting held on April 23, 2008 agreed to change the Company's name from Compañía de Telecomunicaciones de Chile S.A. to Telefonica Chile S.A., and modify the synthetic names, adding "Compañía de Telecomunicaciones de Chile' and "Compañía de Telecomunicaciones de Chile S.A." to those that already exist.

Adoption of IFRS as of January 1, 2009

Telefónica Chile has prepared financial statements in accordance with accounting principles applied locally in Chile until the year ended December 31, 2008. The financial statements as of June 30, 2009 have been prepared under IFRS and are compared with 2008 under the same standard, considered for this purpose as the year of transition.

The Company has considered the adjustments retroactively from the first implementation date adopted by the parent, Telefonica SA, ie January 1, 2004.

Merger by absorption and subsequent dissolution of Telemergencia

On December 31, 2008 by means of a private instrument, Telefonica Chile S.A. purchased from Sociedad Telefónica Gestión de Servicios Compartidos Chile S.A. the share it had of Telefónica Asistencia y Seguridad S.A. As a consequence Telefónica Chile S.A. has a total of 97,810 subscribed and paid for shares of Telefónica Asistencia y Seguridad S.A. (100% of shares issued).

On the same date Telefónica Chile absorbed Telefónica Asistencia y Seguridad.

Result of Public Offer of Shares

On January 9, 2009, Inversiones Telefónica Internacional Holding Limitada, informed the result of the Public Offer to Acquire Shares (takeover bid) of December 1, 2008 where the company reached direct and indirect ownership of approximately 97.89% of the shares issued by Telefónica Chile S.A. through its controller Telefónica Internacional Chile S.A.

Closing of the ADR program

On January 29, 2009 the Board of Directors of Telefónica Chile S.A. agreed to begin (i) the process of closing the ADR Program currently in the market of the United States of America (Code: CTC), (ii) delisting CTC from the New York Stock Exchange (NYSE) (iii) delisting CTC from the Securities and Exchange Commission (SEC), and terminating the convention signed between Telefónica Chile, Banco Central de Chile and Banco Depositario (Citibank).

The described process contemplates a period of approximately 9 months in order to obtain the corresponding authorizations.

Bond placement

On April 15, 2009 Telefónica Chile placed Series N 5-year bullet bonds in the amount of UF 5 million (equivalent to Ch$106,000 million) in the Bolsa de Comercio de Santiago, at an annual rate of UF + 3.23%.

Likewise, on April 22, 2009 Series M 5-year bullet bonds in the amount of ThCh$20,500,000 were placed in the same stock exchange at an annual rate of 6.05%.

Dividends Policy

Telefonica Chile

On March 2, 2009 the Company's Board of Directors agreed to propose to the Ordinary General Shareholders' Meeting the distribution of a final dividend with a charge to 2008 net income in the sum of Ch$11,874,483,190 equivalent to Ch$12.40599 per share, which added to the interim dividend paid in December 2008 in the amount of Ch$5,742,942,510 complies with the policy of distributing 100% of net income for the year.

On April 23, 2009 the Ordinary Shareholders' Meeting approved distribution of a final dividend of Ch$12.40599 per share to be paid on September 15, with a charge to 2008 net income.

On April 23, 2009 the Company's Board of Directors agreed to modify the future dividends policy eliminating from its current wording the following paragraph of number 1: "Additionally, for the following year and to the extent that there are cash surpluses and once the commitments associated to the business have been covered, it is the Board's intention to complement those dividends through distribution of part of these funds, which will be proposed at the respective shareholders' meeting.", and eliminating the following phrase in number 4: "and cash surpluses". In respect to everything that has not been modified, the policy remains fully in force.

Telefonica Larga Distancia

On March 9, 2009 the Company's Board of Directors agreed to propose to the Ordinary General Shareholders' Meeting the distribution of 30% of net income for the year, through payment of a final dividend with a charge to 2008 net income, in the amount of Ch$6,922,643,869, equivalents to Ch$119.14034 per share, wich paid on May 2009.

Capital Decrease

The Extraordinary Shareholders' Meeting held on April 23, 2009 agreed to decrease paid-in capital by C$326,862,636,181 through capitalization of the provision for accumulated losses recognized in the IFRS adoption process account.

Renewal of the Company's Board of Directors

The Extraordinary Shareholders' Meeting held on April 23, 2009 agreed to completely renew the Company's Board of Directors, as follows:

Series A Regular	Series A Deputy
Emilio Gilolmo López	José Maria Álvarez-Pallete López
Narcis Serra Serra	Cristián Aninat Salas
Andrés Concha Rodríguez	Raúl Morodo Leoncio
Fernando Bustamante Huerta	Mario Vazquez Mari
Patricio Rojas Ramos	Benjamín Holmes Bierwirth
Hernán Cheyre Valenzuela	Carlos Díaz Vergara
Series B Regular	**Series B Deputy**
Marco Colodro Hadjes	Alfonso Ferrari Herrero

Appointment of Directors

The Extraordinary Shareholders' Meeting held on April 23, 2009 appointed the following members of the Directors Committee:

Regular	Deputy
Emilio Gilolmo López	José Maria Álvarez-Pallete López
Hernán Cheyre Valenzuela	Carlos Díaz Vergara
Patricio Rojas Ramos	Benjamín Holmes Bierwirth

Appointment of Audit Committee

The Extraordinary Shareholders' Meeting held on April 23, 2009 appointed the following members of the Audit Committee:

Hernán Cheyre Valenzuela, financial expert.
Alfonso Ferrari Herrero.
Andrés Concha Rodríguez.

Telefónica Larga Distancia

Resignation and appointment of Directors

On January 23, 2009 the Board agreed to accept the resignation of Mr. José Molés Valenzuela and Mr. Rafael Zamora Sanhueza as Directors, appointing Mr. Oliver Flögel and Mr. Pedro Pablo Laso Bambach in their stead.

Relevant Industry Aspects

During the first quarter of 2009 there was continued development of Mobile Broadband, a product offered using 3G technology by the three current mobile operators: Movistar, Entel and Claro. This service has mainly had an impact on customers that value connectivity in movement and has also reached customer segments that were not serviced by fixed broadband.

In the residential area almost all fixed operators already have package service offers (voice, broadband and TV). A similar situation can be observed in small and medium companies with offers of voice and broadband plans, while in the corporate area operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data and facilitate integration toward business processes based on information technology. Transversally, mobile communications have become massive in the social and corporate areas of the country.

A competition model based on network infrastructure which mainly uses ADSL, coaxial, fiber optics and wireless (3G, WiMax, PHS) was maintained at a domestic level.

2. VOLUME STATISTICS, STATEMENTS OF INCOME AND INCOME BY BUSINESS AREA

TABLE No. 1

VOLUME STATISTICS

DESCRIPTION	JUNE 2008	JUNE 2009	VARIANCE Q	%
Lines in Service at end of period	2,148,055	2,069,203	(78,852)	-3.7%
Lines	499,114	421,488	(77,626)	-15.6%
Plans	1,303,265	1,313,644	10,379	0.8%
Prepayment	345,676	334,071	(11,605)	-3.4%
Broadband	675,349	732,877	57,528	8.5%
DLD traffic (thousands of minutes)	279,357	272,823	(6,534)	-2.3%
Outgoing ILD traffic (thousands of minutes)	38,921	39,885	964	2.5%
Dedicated IP (1)	18,095	21,313	3,218	17.8%
Digital Television	240,801	267,648	26,847	11.2%

(1) Does not include the Citynet network.

Telefónica Chile and Susidiaries
Consolidated reasoned analysis

TABLE No. 2
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED AS OF JUNE 30, 2009 and 2008
(Figures in millions of Chilean pesos as of 06.30.2009)

DESCRIPTION	Jan–Jun 2008	Jan–Jun 2009	VARIANCE (2009/2008)	
			MCh$	%
OPERATING REVENUES				
FIXED TELECOMMUNICATIONS	**267,656**	**253,790**	**(13,865)**	**-5.2%**
Telephony (Voice)	**189,039**	**164,369**	**(24,670)**	**-13.1%**
Fixed Income	20,101	18,110	(1,991)	-9.9%
Variable Income	22,722	18,079	(4,643)	-20.4%
Flexible Plans (minutes)	67,946	69,990	2,044	3.0%
Access Charges, Interconnections and Others	78,269	58,189	(20,081)	-25.7%
Public Telephones	**4,230**	**3,577**	**(654)**	**-15.4%**
Equipment Sales	**15,132**	**12,387**	**(2,745)**	**-18.1%**
Other Basic Telephony Revenues	**4,425**	**10,691**	**6,266**	**141.6%**
BROADBAND	**54,828**	**62,766**	**7,938**	**14.5%**
TELEVISION	**19,006**	**22,605**	**3,599**	**18.9%**
LONG DISTANCE	**27,135**	**26,709**	**(427)**	**-1.6%**
Domestic Long Distance	9,436	8,485	(952)	-10.1%
International Service	12,697	12,124	(573)	-4.5%
Media and Circuit Rental	5,002	6,100	1,098	22.0%
CORPORATE COMMUNICATIONS	**41,598**	**43,841**	**2,243**	**5.4%**
Complementary Services	6,882	8,134	1,253	18.2%
Data Services	15,538	20,024	4,486	28.9%
Circuits and Others	19,179	15,683	(3,496)	-18.2%
OTHER BUSINESSES	**8,229**	**5,399**	**(2,829)**	**-34.4%**
TOTAL OPERATING REVENUES	**363,624**	**352,344**	**(11,280)**	**-3.1%**
Remunerations	(47,498)	(49,744)	(2,245)	4.7%
Depreciation	(86,993)	(80,814)	6,179	-7.1%
Other Operating Costs	(193,177)	(181,783)	11,394	-5.9%
TOTAL OPERATING COSTS	**(327,668)**	**(312,341)**	**15,326**	**-4.7%**
OPERATING INCOME	**35,956**	**40,003**	**4,047**	**11.3%**
Financial Income	2,880	3,179	298	10.3%
Income from Investments in Related companies	824	(397)	(1,220)	-148.2%
Financial Expenses	(13,510)	(12,337)	1,173	-8.7%
Other Non-operating Expenses	(728)	(2,222)	(1,494)	205.2%
Foreign Currency Translation	(6,115)	(647)	5,468	-89.4%
NON-OPERATING INCOME	**(16,649)**	**(12,424)**	**4,225**	**-25.4%**
INCOME BEFORE INCOME TAXES	**19,307**	**27,579**	**8,272**	**42.8%**
Current and Deferred Income Taxes	(1,559)	(5,166)	(3,607)	231.4%
INCOME BEFORE MINORITY INTEREST	**17,748**	**22,413**	**4,665**	**26.3%**
Minority Interest	178	70	(108)	-60.5%
NET INCOME (1)	**17,926**	**22,483**	**4,557**	**25.4%**

(1)   For comparison purposes there have been certain reclassifications of 2008 income.

3.   **ANALYSIS OF INCOME FOR THE PERIOD**

EVOLUTION OF THE STRUCTURE OF OPERATING REVENUES AND COSTS

Operating revenue

The new revenue structure has been evolving coherently with the voice, broadband and television package services strategy, through a flexible offer where customers create the combination of services that best accommodates their needs.   In this manner, the Company has managed to go from a single-service line of business to a multiservice line of business.

This is evidenced when we analyze the evolution of revenues in the period from January to June 2009 in relation to January to June 2008, where it is clearly seen that the flexibility and packaging of multiple services offered by the Company has partially offset the drop in revenues from traditional telephone services resulting in a decrease of only 3.1% in comparison to the same period in 2008.

In accordance with the comment on Operating Revenues, increased revenues from flexible plans, broadband, corporate and television businesses, have partially reverted the downward tendency of previous years and offset the drop in revenues from traditional telephone services (fixed and variable charge).

Change in Accounting Standards (implementation of IFRS in the recording of CPP)

Due to the change in accounting standards, the presentation of Fixed-Mobile Interconnection (CPP) services are considered under operating revenues and operating costs, separately, which differs from local accounting principles applied in Chile until the year ended December 31, 2008 which allowed netting of Access Charges, Interconnections and Others.

Lower income was recorded in this period related to the effect of the 46% reduction included in the fixed-mobile tariff decree.

Contribution to Revenues by Business Area 2008 (IFRS)


OTHER BUSINESSES
2%
VOICE
COMPLEMENTARY SERVICES
18%
CORPORATE
COMMUNICATIONS
11%
LONG DISTANCE
7%
ACCESS AND INTERCONNECTION
CHARGES
22%
PAY TV
5%
BROADBAND
15%
FLEXIBLE PLANS (PLANS OF MINUTES)
19%

Contribution to Revenues by Business Area 2009


CORPORATE
COMMUNICATIONS
12%
OTHER BUSINESSES
2%
VOICE
COMPLEMENTARY SERVICES
18%
LONG DISTANCE
8%
ACCESS INTERCONECTION
CHARGES
17%
PAY TV
6%
BROADBAND
18%
FLEXIBLE PLANS (PLANS OF MINUTES)
20%

Operating Costs

The Company's service structure has stabilized. This structure is composed of a variable part that is directly associated to the behavior of the BA minute plans and Pay TV which are added to the Company's fixed costs. It should be noted that for this period there is a lower cost due to the effect of the fixed-mobile tariff decree which decreased the CPP tariffs by approximately 46%, added to lower depreciation cost.

3.1   OPERATING INCOME

As of June 30, 2009, operating income reached Ch$ 40,003 million, representing a 11.3% increase in relation to operating income obtained in the same period in 2008.

A. <u>Operating Revenues</u>
Operating revenues in the 2009 period reached Ch$ 352,344 million, an 3.1% decrease in relation to the same period the year before, where they reached Ch$ 363,624 million.
The company's strategy, focused on the change in the business structure, has allowed it to strengthen its growth in Broadband, Pay TV and Corporate Communications, which together with Flexible Plans have partly neutralized the drop in revenues from the traditional Fixed Telephony business together with the drop in revenues related to fixed-mobile tariff decree.

i.   ***Revenues from Fixed Telephony***:   These revenues have decreased by 5.2% in comparison to the same period the previous year, mainly because:

Telephone Services (Voice), represents 46.7% of consolidated revenues and shows a 13.1% drop in comparison to the previous period, originated by:

- ***Fixed charge*** which corresponds to the fixed monthly charge for connection to the network, with an 9.9% drop, mainly explained by migration of customers to flexible plans.
- ***Variable charge*** corresponding to charges per minute (SLM), decreased by 20.9%, which shows the effect of lower revenues derived from a decrease in traffic per line and migration of customers to flexible plans.
- ***Flexible plans*** the growth in customers with Flexible Plans, leveraged by migration from traditional telephone services and new customers obtained increased by 3% in comparison to the previous period.
- ***Access charges, interconnections and others*** represent 16.5% of consolidated revenues and show a 25.7% decrease, mainly due to the decrease in revenues from fixed-mobile access charges, which is related to the decrease in tariffs due to the new fixed-mobile tariff decree.

ii.   ***Broadband:*** Has shown sustained growth in the last few years reaching revenues of Ch$62,766 million in the 2009 period, with a 14.5% growth in comparison to the same period in 2008, mainly due to the 8.5% increase in the customer base.

iii.   *Pay TV:* Three years after the launching of Pay TV services, revenues represent 6.4% of operating income and amounts to Ch$ 22,605 million as of June 30, 2009 in comparison to the same period in 2008 where revenues from these services amounted to Ch$ 19,006 million. The customer base has grown by 11.2% in comparison to the previous year.

iv.   *Long-distance Revenues*: the 1.6% decrease in comparison to 2008 is fundamentally explained by the 10.1% and 4.5% decrease in domestic and international long distance, respectively. This effect was partially offset by the 22% increase in revenues for the concept of media rental and private services in comparison to the same period the previous year, mainly influenced by greater capacity rental.

Although income for the concept of international long distance services has decreased, there has been an increase in the amount of minutes assessed (see table 1 page 7), due mainly to the increase in "Contracted Multicarrier" revenues, whereas DLD traffic decreased y 2.3% in line with the drop in revenues.

v.   *Corporate Communications:* This business revenue increased by 5.4% in comparison to the 2008 period, mainly due to a 28.9% increase in data services, effect that is partially offset by the 18.2% decrease in revenue from dedicated data circuits.

B. *Operating Costs*

Operating costs for the period reached Ch$ 312,341 million, decreasing by 4.7% in relation to the 2008 period. This is mainly explained by: i) the decrease in Other Operating Costs has been influenced by the effect of the fixed-mobile tariff decree, ii) the decrease in depreciation related to more fully depreciated assets in relation to the previous year and iii) effect that is partially offset by higher payroll expenses related to the readjustment of salaries due to collective agreement reached the first quarter of this year.

3.2   NON-OPERATING INCOME

Non-operating income obtained in the period ended June 30, 2009 shows a deficit of Ch$12,424 million, which implied a 25.4% decrease in comparison to the previous period. The most significant effects are generated by:

a) *Foreign currency translation* As of June 30, 2008 the foreign currency translation expense was ostensibly greater than this year. The main reason for this difference is that during the first half of 2008 there has a high degree of variation in the inflation rate (variation in the UF from Jan-Jun 08 = 3.2%) which had an impact on the debt denominated in UF, which during this period amounted to over 40% of total financial debt.   However during the first half of 2009 over 85% of the debt after hedges was covered for the year's inflation risk.

b) *Financial expenses* decreased by 8.7% in the 2009 period, mainly due to i) prepayment in May of the debt with Calyon Bank in the amount of US$ 100 million, ii) lower interest paid related to the progressive drop in the interest rate during the first half of the present year, iii) effect that was partially offset by the increase in interest related to the issuance of Series N and M bonds in April 2009 in the amount of UF 5 million (equivalent to Ch$106,000 million) and ThCh$ 20,500.000 respectively.

c) *Other non-operating expenses* increased in relation to losses due to alienation of property, plant and equipment of Telefónica Chile and its subsidiary Telefónica Multimedia.

3.3   NET RESULT FOR THE PERIOD

As of June 30, 2009, net result reached net income of Ch$ 22,483 million, whereas in the 2008 period net income reached Ch$ 17,926 million. The higher result obtained in 2009 is derived from greater operating income due to the 4.7% decrease in operating costs, in comparison to the previous period and a lower non-operating deficit, which decreased by 25.4% in relation to the previous year.

3.4   RESULTS OF THE LONG DISTANCE BUSINESS

As of June 30, 2009, the Company recorded net integral income of Ch$13,092 million, an 11.5% decrease in comparison to the same period in 2008. This effect is driven by a decrease in operating revenues in response to the contraction in the demand for Domestic Long Distance Services, mainly prepay lines for massive consumption and international hubbing. In addition there is an increase in tax expenses due to the respective deferred tax reclassifications for the current period.

4. STATEMENTS OF CASH FLOWS

TABLE No. 3
CONSOLIDATED CASH FLOWS
(Figures in millions of Chilean pesos as of 06.30.2009)

DESCRIPTION	JAN-JUN 2008	JAN-JUN 2009	VARIATION MCh$	%
Cash and cash equivalents at beginning of year	**73,084**	**71,555**	**(1,529)**	**-2.1%**
Cash flows from operating activities	102,019	85,006	(17,031)	-16.7%
Cash flows from financing activities	(56,716)	48,590	105,307	-185.7%
Cash flows from investing activities	(51,067)	(106,100)	(55,034)	107.8%
Effect of inflation on cash and cash equivalents	**67,321**	**99,052**	**31,731**	**47.1%**
Cash and cash equivalents at end of year	**(5,764)**	**27,497**	**33,260**	**N.A.**

The net positive variation in cash and cash equivalents of Ch$ 37,887 million in cash flows for the 2009 period, compared to the net negative variation of Ch$ 5,764 million in the 2008 period, Increased mainly in relation to the positive cash flows from financing activities, mainly affected by amounts received for the placement of Series M and N bonds in April 2009. On the other hand investment activities show greater negative cash flows, related to investments in fixed-term time deposits over 60 days and other investment securities acquired in the second quarter of this year.

5. FINANCIAL INDICATORS

TABLE No. 4
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-JUN 2008	JAN-JUN 2009
LIQUIDITY RATIO		
Current Ratio (Current Assets/current Liabilities)	1.33	1.04
Acid Ratio (Most liquid Assets/Current Liabilities)	0.32	0.48
DEBT RATIO		
Debt Ratio (Demand Liabilities / Shareholders' Equity)	0.68	0.81
Long-term Debt Ratio (Long-term Liabilities / Demand Liabilities)	0.99	0.73
Financial Expenses Coverage (Income Before Taxes and Interest / Financial Expenses)	2.22	2.98
RETURN AND NET INCOME PER SHARE RATIO		
Operating Margin (Operating Income / Operating Revenues)	9.89%	11.35%
Return on Operating Income (Operating Income / Net Property, Plant and Equipment [1])	2.86%	3.95%
Net Income per Share (Net Income / Average Number of Paid Shares each Year)	$18.7	$23.5
Return on Equity (Net Income / Average Shareholders' Equity)	2.93%	3.73%
Profitability of Assets (Net Income / Average assets)	1.26%	1.56%
Yield of Operating Assets (Operating Income /Average Operating Income [2])	3.54%	4.04%
Return on Dividends (Dividends Paid / Market Price per Share)	9.24%	0.78%
ACTIVITY INDICATORS		
Total Assets	MM$ 1,414,384	MM$ 1,474,289
Sale of Assets	MM$ 2,785	MM$ 777
Investments in Other Companies & Property, Plant & Equip.	MM$ 147,989	MM$ 45,443
Inventory Turnover (times) (Cost of Sales / Average Inventory)	2.01	2.30
Days in Inventory (Average Inventory / Cost of Sales Times 360 days)	178.79	156.78

(1)   **Figures at the beginning of the year, restated**
(2)   **Property, plant and equipment are considered operating expenses**

From the previous table we emphasize the following:

The common liquidity index shows a decrease due to the 71.75% increase in current liabilities, related to unguaranteed financial obligations (Series N and M bonds) entered into during the second quarter of the present year.

The indebtedness index increased mainly due to the short-term obligations commented in the previous paragraph.

6.   **SYNTHESIS OF MARKET EVOLUTION**

It is estimated that the fixed lines in service reached approximately 3,37 thousand lines in June 2009, reflecting a 0.9% increase in respect to June 2008. Long distance traffic dropped 15% in DLD and 8% in ILD accumulated in relation to the previous year.

The broadband market recorded a 11% increase in respect to the same period in 2008, reaching 1,526 thousand accesses.

Telefónica Chile offers DTH (direct to home) satellite television services which during June 2009 grew by 17% compared to June 2008 with a total of 1,589 thousand Pay TV accesses.

Relative Participation

The following table shows the relative participation of Telefónica Chile in the markets where it participates as of Jun 30, 2009

Business	Market Share	Market Penetration	Position of Telefónica Chile in the Market
Basic Telephony	61%	20.1 lines / 100 inhabitants	1
Domestic Long Distance	52%	68 minutes / inhabitants per year	1
International Long Distance	46%	9 minutes / inhabitants per year	1
Corporate Communications	32%	Ch$149,160 million	1
Broadband	48%	1,526 thousand connections	1
Pay TV	17%	1,589 thousand accesses	2

(1) Considers only annual revenues from the data market as of December 2008

7.   ANALYSIS OF MARKET RISK

<u>**Financial Risk Coverage**</u>

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at floating interest rates. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

<u>**Financial risk due to foreign currency fluctuations**</u>

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and UF/peso and dollar/peso exchange insurance.

As of June 30, 2009, the interest bearing debt in original currency expressed in dollars was US$ 952 million, including US$ 400 million in financial liabilities in dollars, US$ 514 million in debt in "unidades de fomento" and US$ 38 million in chilean pesos. In this manner US$ 400 million correspond to debt directly exposed to the variations of the dollar.

Simultaneously, the Company has Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the closing of the first quarter of 2009, in close to 0% average exposure of the foreign currency financial debt.

<u>**Financial risk due to floating interest rate fluctuations**</u>

The policy for hedging interest rates seeks long-term efficiency in financial expenses. This considers fixing interest rates to the extent that these are low and allowing floating rates when the levels are high.

As of June 30, 2009 the Company ended with a local floating interest rate exposure of 47%.

Regulatory Framework

1.   Tariff System

According to Law No. 18,168 ("General Telecommunications Law"), the prices of public telecommunications services and of intermediate telecommunications services are freely established by operators, unless there is an express qualification from the Antitrust Commission (formerly the Antitrust Resolutive Commission), stating that the conditions existing in the market are not adequate to guarantee a freedom of prices regime. In this case, the maximum tariffs for certain telecommunications services must be subject to tariff regulation.

Through Report No. 2 of January 30, 2009, the Antitrust Commission, decreed tariff freedom for the following services: "Telephone Line Service (formerly Fixed Charge), "Local Measured Service", "Telephone Connection Charge" and "Public Telephones". In addition, price regulation is maintained for all companies for the services of "Local Tranche", minor customer telephone services, including: disconnection and reconnection, enabling access to domestic and international long distance service, and complementary services, Detailed Local Measured Service, diagnostic visit and others. The tariff regulation for network unbundling services for all fixed companies is also maintained.

Additionally, maximum prices for interconnection services (mainly access charges for network use) are by law subject to tariff regulation for all industry operators. Tariffs are set on the basis of the procedures stipulated by that legal provision.

According to the General Telecommunications Law, the structure, level and indexation of maximum tariffs that can be charged for regulated tariff services, are set through a Supreme Decree jointly issued by the Ministries of Transportation and Telecommunications and of Economy, Development and Reconstruction (hereinafter, "the Ministries").

The Ministries set the maximum tariffs on the basis of a theoretically efficient company model.

1.1.   Regulated tariffs for local telephone services

Tariff Decree No. 169, for the 2004-2009 five-year period, applicable to Telefónica Chile, was approved and published in the Official Gazette on February 11, 2005, retroactive since May 6, 2004.

In accordance with the procedure established in the law for setting tariffs for the 2009-2014 five-year term, the main stages of the procedure, which are indicated below, were fulfilled and therefore the Ministries dictated supreme decree No. 57, of May 6, 2009, which sets, among other things, the services denominated Local Tranche, Access Charge and other minor local telephone services. In addition Bitstream services are regulated and on the other hand a tariff is established for the introduction of the number portability system. The mentioned tariffs come into effect retroactively as of May 7, 2009. Regarding Fixed Charge, SLM and Public Telephone (TUP) tariffs, they are subject to tariff freedom by resolution of the Antitrust Committee.

Some of the main activities of the tariff process mentioned include: i) definition of the Final Technical-Economic Bases, through Exempt Resolution No. 562, of 2008, issued by Subtel, which kept in mind the proposal made by Telefónica Chile, not requiring the formation of a Commission of Experts. The mentioned Bases define the conditions to which Telefónica Chile must adhere to submit its Tariff Study. ii) Telefónica Chile S.A. submitted the Tariff Study for the 2009-2014 period to the Ministries on November 7, 2008 iii) On March 7, 2009, the Ministries remitted the Objections and Contrapositions Report iv) Telefónica Chile requested the establishment of a Commission of Experts, which was formed on March 16, 2009 and subsequently made a unanimous pronouncement on the matters consulted by Telefónica Chile. v) On the basis of the responses of the Commission of Experts, on April 6, 2009, Telefónica Chile remitted its Modifications and Insistence Report, and vi) the Ministries subsequently dictated the mentioned Supreme Decree No. 57.

The mentioned Decree No. 57, is currently undergoing the legality control process by the General Controllership of the Republic.

1.2.   Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the then Resolutive Antitrust Commission decided to: "Accept the request of Telefónica Chile S.A. only in respect to it being necessary to clarify Resolution No. 686, of May 20, 2003, in the sense that lower tariffs or different plans may be offered, but the conditions of these that protect and provide due guarantees to the user from those in dominant market positions, must be regulated by the respective authority".

The Official Gazette of February 26, 2004, published Decree No. 742, which establishes the regulation regulating the conditions under which various plans and joint offers can be offered by the dominant operators of the local public telephone service. Subsequently, through Decree No. 160, of February 26, 2007, published in the Official Gazette of May 8, 2007, the mentioned regulation was modified to eliminate certain previously required obligations. Among these is the obligation that existed as a prior condition to launch joint offers with other telecommunications services in the market, of inviting third parties as well as certain specific obligations to provide information to customers.

The tariff flexibility allows Telefónica Chile to offer its customers various commercial plans, other than the regulated plan.

Exempt Resolution No. 1,418, of November 25, 2008, issued by the Undersecretary of Telecommunications establishes the average monthly level of consumption for High Consumption Plans for 2009, leaving it without modification at the previously set level of 5,000 monthly minutes.

1.3.   Tariff setting for Mobile Telephone Companies

Through decrees from the Ministries of Transportation and Telecommunications and of Economy Development and Reconstruction the maximum tariffs for access charges for the 2009-2014 period were established on January 24, 2009, in addition to modifying the hourly structure.

Telefónica Chile made the necessary adjustments in its billing systems in order for the new tariffs to be transferred to the customers, without requiring a rebilling processes, since mobile companies agreed to immediately apply the new.

2.   Modifications of the Regulatory Framework

2.1.   Bill creating the Panel of Experts

The purpose of the project is to create a panel of experts, of a technical nature, composed of seven professionals appointed by the Antitrust Commission which will be in charge of resolving litigations and disagreements between a Company and the regulator, in order to reduce the judicialization of various regulatory processes in the telecommunications sector.

The project is in the Senate's first constitutional stage.

2.2.   Bill: Network Neutrality

The Bill on Network Neutrality establishes, among other matters, that it will govern the telecommunications public service concessionaries and suppliers of Internet access, which supply access to the network.   That bill prohibits arbitrary blockage, interference, discrimination, obstruction or restriction of the right of any Internet user to use, send, receive or offer any content, application or legal service through the Internet; the faculty of suppliers to take measures or actions to manage network traffic and management, as long and its purpose is not to perform actions that affect or can affect free competition; the faculty of suppliers to preserve the privacy of users, antivirus protection and network security; setting a deadline of 90 days for the Undersecretary of Telecommunications to dictate a Regulation that establishes the minimum conditions for providing Internet access services, as well as the actions that will be considered practices restricting the liberty of use of contents, applications or services provided through the Internet.

This bill is at the second constitutional stage, to be seen jointly by the Transportation and Telecommunications and Senate Economy Commissions.

2.3.   Standard setting the procedure to increase the prices of local public telephone services

Through Exempt Resolution No. 2620 issued on May 20, 2009, published in the Official Gazette on June 5, 2009, Subtel established the term, format and conditions that local public telephone service concessionaries must fulfill in order to modify the service tariffs charged to subscribers. It mainly establishes that any variation in prices applied by the concessionaries that imply an increase must be informed 40 consecutive days in advance.

3.   Public Tender to assign the project on "Connectivity for Tele-centers and their Respective Subsidy

On July 1, 2009, Subtel published in the Official Gazette a public tender invitation to award the FDT-2009-03 Project "Connectivity for Tele-centers and their Respective Subsidy" corresponding to the 2009 Subsidiable Projects Program of the Telecommunications Development Fund.   The maximum subsidy amounts to Ch$1,096.5 million to provide connectivity services to 121 tele-centers in the different regions of the country, for an obligatory 3-year term.

Telefónica Chile is evaluating the technical and economic feasibility to decide whether it participates in the public tender.